

**NOTICE OF ANNUAL MEETING AND
INFORMATION CIRCULAR AND PROXY STATEMENT**

**With Respect to the
Annual Meeting of Shareholders
to be held on
Thursday, May 3, 2018**

March 26, 2018

Table of Contents

enerPLUS



Notice of Annual Meeting of Shareholders

We invite you to attend our annual meeting ("Meeting") of holders of common shares of Enerplus Corporation ("Enerplus"), which will be held on Thursday, May 3, 2018 at 1:00 p.m. (Calgary time) at the Bankers Hall Auditorium, Lower Level, 315 – 8th Avenue SW, Calgary, Alberta. The Meeting will have the following purposes:

1. To receive the consolidated financial statements of Enerplus for the year ending December 31, 2017, together with the auditors' report on those statements;

2. To appoint the auditors of Enerplus;

3. To elect the directors of Enerplus;

4. To vote, on an advisory, non-binding basis, to accept Enerplus' approach to executive compensation; and

5. To conduct any other business that may properly come before the Meeting.

The accompanying Information Circular and Proxy Statement ("Information Circular") provides detailed information relating to the matters to be dealt with at the Meeting and the voting process (including the voting deadline), as well as the text of certain of the resolutions proposed to be passed at the Meeting. The Information Circular contains important information, such as discussion regarding Enerplus' director nominees, executive compensation, corporate governance matters, and board compensation and mandates. This information will help you learn more about us and help you in your voting decisions.

By order of the Board of Directors on March 26, 2018,

"David A. McCoy"

David A. McCoy
Vice President, General Counsel & Corporate Secretary

General Meeting Information

About this Information Circular
This Information Circular is furnished to you in connection with the solicitation of proxies by Enerplus for use at the Meeting. Solicitation of proxies may be made through the mail, by telephone or in person by our management, who will not be paid for such solicitation. The costs incurred in the solicitation of proxies and in the preparation and mailing of this Information Circular will be borne by Enerplus.

This Information Circular is dated March 26, 2018 and all information contained in this Information Circular is given as of such date, unless stated otherwise.

Unless expressly stated otherwise, all dollar amounts and references to "$" in this Information Circular are in Canadian dollars. Refer to Schedule F for definitions of certain capitalized and abbreviated terms used throughout this document.

Common Shares Outstanding
Our Common Shares (which are the only outstanding securities of Enerplus that allow the holders to vote at meetings of Shareholders) are listed on the TSX and on the NYSE under the symbol "ERF". As at March 12, 2018, there were 244,712,389 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of Enerplus, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights of the issued and outstanding Common Shares.

Quorum
The quorum for the Meeting will consist of two or more individuals present in person and holding or representing by proxy not less than 10% of the issued and outstanding Common Shares. If a quorum is not present at the opening of the Meeting, the Meeting may be adjourned and rescheduled. If the Meeting is adjourned for fewer than 30 days, no notice of the rescheduled meeting will be provided, other than by announcement at the time of adjournment. If the Meeting is adjourned for 30 days or more, notice of the rescheduled meeting will be given.

Advance Notice for Director Nominations
Enerplus' by-laws require advance notice for nomination of directors for consideration at a Shareholders meeting. Any notices of director nominations must be submitted to the Corporate Secretary of Enerplus no later than 30 days and not more than 65 days prior to the date of an annual meeting. The notice must include certain information about the proposed director nominee(s) (including name, age, residency, citizenship and principal occupation) and the nominating Shareholder. Only those director nominees who comply with applicable requirements set out in Enerplus' by-laws will be eligible for election as directors of Enerplus. A copy of Enerplus' by-laws is available under Enerplus' profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Enerplus' website at www.enerplus.com.

Financial Statements and Material Company Information
Enerplus regularly files quarterly and annual financial statements, as well as material change reports, management's discussion and analysis, and other important information with the securities commissions or similar authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission. Financial information of Enerplus is contained in the audited and consolidated financial statements and management's discussion and analysis for the year ending December 31, 2017, which have been provided to Shareholders who have requested such materials. Copies of such documents are available on the internet under Enerplus' SEDAR profile at www.sedar.com or on EDGAR at www.sec.gov, on Enerplus' website at www.enerplus.com, or may be obtained without charge upon request to Enerplus, Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Investor Relations, or by telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

Other Matters

As of the date of this Information Circular, none of the directors or executive officers of Enerplus are aware of any amendment, variation or other matter to come before the Meeting other than the matters listed in the Notice of Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

Indebtedness of Directors and Officers

Enerplus does not provide financial assistance in the form of loans or guarantees to its directors and executive officers. To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors or executive officers of Enerplus, or any associate or affiliate of the foregoing, has been indebted to Enerplus or any of its subsidiaries at any time since January 1, 2017.

Interests in Material Transactions

To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors or executive officers of Enerplus, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with Enerplus since January 1, 2017 or in any proposed transaction that has materially affected or would materially affect Enerplus or any of its subsidiaries, except as otherwise disclosed in this Information Circular.

Interests in the Business of the Meeting

To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors or executive officers of Enerplus, or any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Information Circular.

Non-GAAP Measures

This Information Circular makes reference to certain financial measures, which do not have a standardized meaning or definition as prescribed by U.S. GAAP. Readers are referred to discussion under the heading "Non-GAAP Measures" in Enerplus' management's discussion and analysis for the year ending December 31, 2017 available under Enerplus' profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition, readers are also referred to the discussion under the heading "Presentation of Oil and Gas Reserves, Contingent Resources, and Production Information" in Enerplus' annual information form for the year ending December 31, 2017 (available on the Company's website and under Enerplus' profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov) regarding the references to reserves, contingent resources and operational information in this Information Circular.

This Information Circular also contains information about Enerplus' F&D costs and FD&A costs. For additional information on Enerplus' F&D costs and FD&A costs, see Enerplus' press release dated February 23, 2018 (available on the Company's website and under Enerplus' profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov).

Voting Information

Record Date

Every Shareholder at the close of business on March 16, 2018, being the Record Date for the Meeting, is entitled to receive notice of the Meeting and vote their Common Shares on the basis of one vote for each Common Share held, unless that Shareholder has transferred any Common Shares subsequent to the Record Date and the transferee Shareholder, not later than two days before the Meeting or any shorter period that the Chairman of the Meeting may permit, establishes ownership of the Common Shares and requests that the transferee's name be included on the list of Shareholders entitled to vote at the Meeting.

Notice-and-Access

Enerplus is using the notice-and-access model to deliver Meeting materials to Beneficial Shareholders. Notice-and-access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs. You can view the Meeting materials online under Enerplus' profile on www.sedar.com and at www.sec.gov or www.enerplus.com.

In connection with the Meeting, Enerplus has mailed the following: (i) to Beneficial Shareholders: a voting instruction form, the Notice of Meeting, how to access the Information Circular and other proxy-related materials, and how to request a paper copy of the Information Circular; (ii) to Registered Shareholders: a Form of Proxy, the Notice of Meeting and the Information Circular; and (iii) to all Shareholders who requested, a copy of Enerplus' consolidated financial statements for the year ending December 31, 2017 and accompanying management's discussion and analysis.

Enerplus is sending the Meeting materials described above directly to its Registered Shareholders and indirectly to all Beneficial Shareholders through their intermediaries. Enerplus will pay for an intermediary to deliver the applicable Meeting materials to "objecting beneficial owners". Enerplus is not sending any Meeting materials directly to "non-objecting beneficial owners".

Appointment of Proxies
A form of proxy or voting instruction form, each referred to as a Form of Proxy, accompanies this Information Circular. The persons named in the Form of Proxy are officers of Enerplus. **A person or corporation submitting the Form of Proxy has the right to appoint a person (who does not have to be a Shareholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by Enerplus.** Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose. If you cannot attend the Meeting in person, you are requested to vote in accordance with the instructions below.

Exercise of Discretion by Proxies
The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Common Shares represented by that Form of Proxy, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the Common Shares will be voted in accordance with those instructions. **Except as described below with respect to certain "broker non-votes" in the case of the Beneficial Shareholders, if no specification has been made in respect of any matter in any Forms of Proxy received by Enerplus where Enerplus management nominees are appointed as proxy, the Common Shares represented by those Forms of Proxy will be voted <u>FOR</u> each matter for which no specification has been made.** See *"Beneficial Shareholder Voting Options – Broker Non-Votes under NYSE Rules"* below.

The Form of Proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.

Deadline for Returning Form of Proxy
To be valid, a Form of Proxy must be received (either directly, in the case of a Registered Shareholder, or through a broker, in the case of a Beneficial Shareholder) by Computershare, at the address shown on the Form of Proxy, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Meeting or any adjournment(s) thereof, being the Proxy Deadline. Notwithstanding the foregoing, the Chairman of the Meeting may, in his sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Deadline. If you are a Beneficial Shareholder, send your voting instructions as soon as possible to allow sufficient time for your nominee to receive the information and then send it to Computershare.

Beneficial Shareholder Voting Options

Beneficial Shareholders are Shareholders who hold Common Shares through brokerage accounts or other intermediaries (and such Common Shares are registered in the name of such intermediary). Beneficial Shareholders may vote in person or by proxy as follows:

In person - Appoint yourself as proxy on the voting instruction form, return the completed voting instruction form in accordance with the instructions provided and then you will be eligible to cast your vote in person at the Meeting.

By proxy - Designate a person (who does not have to be a Shareholder) as your proxyholder on the voting instruction form and return the duly completed voting instruction form in accordance with the instructions provided.

Whether you are voting in person or by proxy, you may vote using the following methods:

By mail - Complete, sign, date and return the voting instruction form in accordance with the instructions provided.

By internet or telephone - Follow the instructions provided on the voting instruction form.

Broker Non-Votes under NYSE Rules

Under the rules of the NYSE, certain brokers who hold shares on behalf of their clients do not have the authority to vote on certain proposals when they have not received instructions from those Beneficial Shareholders. A broker non-vote occurs when a broker holding shares for a Beneficial Shareholder does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the Beneficial Shareholder. If you are a Beneficial Shareholder who does not vote your Common Shares, your broker can vote your Common Shares at its discretion ONLY on the matter of the appointment of the auditors of Enerplus. **If you do not give your broker instructions on how to vote your Common Shares on the other matters to be voted upon at the Meeting, your broker is not empowered to vote your Common Shares on any other matter to be voted on at the Meeting and your Common Shares will not be voted on those matters.** Any Common Shares not voted on matters other than the appointment of Enerplus' auditors (whether by abstention, broker non-vote or otherwise) will have no impact on that particular item.

Registered Shareholder Voting Options

Registered Shareholders are Shareholders who hold Common Shares in their own name. Registered Shareholders may vote in person or by proxy as follows:

In person - Cast your vote at the Meeting.

By proxy - Designate a person (who does not have to be a Shareholder) as your proxyholder on the Form of Proxy and return the duly completed Form of Proxy to Computershare by the Proxy Deadline.

Whether you are voting in person or by proxy, you may vote using the following methods:

By mail - Complete, sign, date and return the Form of Proxy in the envelope provided.

By internet or telephone - Follow the instructions included on the Form of Proxy.

Revoking Your Proxy

Prior to the Meeting, Shareholders may revoke a proxy previously given.

If you are a Registered Shareholder, you may revoke your proxy by providing a revocation notice in writing to Computershare by close of business on the last business day preceding the Meeting, or to the Chairman of the Meeting at any time before the start of the Meeting. If the Registered Shareholder is a corporation, the revocation notice must be executed by a duly authorized officer or attorney of the Registered Shareholder.

If you are a Beneficial Shareholder, contact your broker or intermediary to revoke your voting instructions.

1. Financial Statements

The consolidated financial statements for the year ending December 31, 2017, together with the auditors' report on those statements, have been mailed to the Shareholders who requested such materials in accordance with applicable securities laws. Copies of these financial statements are also available through the internet under Enerplus' SEDAR profile at www.sedar.com or on EDGAR at www.sec.gov and on Enerplus' website at www.enerplus.com.

2. Appointment of Auditors

Shareholders will be asked to appoint KPMG as auditors of Enerplus until the next annual meeting of Shareholders.

At the direction and under the supervision of its Audit & Risk Management Committee, Enerplus conducted a comprehensive review of its external auditors. Effective May 31, 2017, the Board, on the recommendation of the Audit & Risk Management Committee, appointed KPMG as Enerplus' auditors for the remainder of the 2017 fiscal year following the requested resignation of Enerplus' previous auditors, Deloitte. Additional documents related to the change of auditors, including the notice of change of auditors and the acknowledgements of that notice by KPMG and Deloitte, are set out in Schedule G. There were no "reportable events" within the meaning of National Instrument 51-102.

The resolution to appoint KPMG as the auditors of Enerplus requires the approval of more than 50% of votes cast by or on behalf of the Shareholders present in person or represented by proxy at the Meeting. **The Board of Directors recommends that you vote FOR the appointment of KPMG as auditors of Enerplus. Unless instructed otherwise, the persons named in the Form of Proxy will vote FOR the appointment of KPMG as auditors of Enerplus.**

The following table reflects the fees paid to Enerplus' external auditors for professional services rendered for the last two fiscal years:

Fee Type		2017 ($000s)	2016 ($000s)
Audit fees[1]	Deloitte	137.5	654.7
	KPMG	605.0	-
Audit-related fees[2]	Deloitte	-	-
	KPMG	-	-
Tax fees[3]	Deloitte	64.5	43.9
	KPMG	61.3	-
All other fees[4]	Deloitte	-	-
	KPMG	15.2	-
Total	**Deloitte**	**202.0**	**698.6**
	KPMG	**681.5**	**-**

Notes:

1. *Audit fees were for professional services for the audit of the Company's annual financial statements and review of the Company's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.*

2. *Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Company's financial statements and not reported under "Audit fees" above.*

3. *Tax fees were for tax compliance, tax advice and tax planning.*

4. *All other fees are fees for products and services provided other than those described as "Audit fees", "Audit-related fees" and "Tax fees". For 2017, other fees include French translation services.*

3. Annual Election of Directors

The articles of Enerplus provide that the Board is to consist of between one and fifteen members. There are currently eight independent directors (within the meaning of National Policy 58-201 and the NYSE rules) and one non-independent director, Mr. Ian C. Dundas, who is the CEO of Enerplus, being proposed for re-election at the Meeting.

The term of office for each director is from the date at which he or she is elected until the next annual meeting of Shareholders, until a successor is elected or appointed, or until the director is removed at a meeting of Shareholders. The Corporate Governance & Nominating Committee is responsible for recommending nominees for the Board and reviews each director nominee's qualifications to ensure there is an effective mix of skills, knowledge and experience on the Board, which is summarized in the Director Skills Matrix.

Based on the recommendation of the Governance & Nominating Committee, the Board has fixed the number of directors to be elected at the Meeting at nine, and the nine individuals named under the "*Director Nominee*

Profiles" section are proposed to be elected at the Meeting. There currently are ten directors on the Board. As previously announced, Mr. David Barr will be retiring from the Board at the Meeting, and therefore will not be standing for re-election. The Committee has confirmed that each of the recommended director nominees is eligible and is seeking re-election. Should circumstances arise, for any reason, prior to the Meeting that a director nominee is unable to serve on the Board, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.

Unless instructed otherwise, the persons named in the Form of Proxy will vote FOR the election of each of the persons specified below.

Director Nominee	Director Since	Age	Committees	Current Number of Public Boards (including Enerplus)
Elliott Pew	2010	63	Board Chairman[1]	2
Michael R. Culbert	2014	60	Audit & Risk Management Committee Compensation & Human Resources Committee Corporate Governance & Nominating Committee	2
Ian C. Dundas	2013	50		1
Hilary A. Foulkes	2014	60	Compensation & Human Resources Committee Corporate Governance & Nominating Committee Reserves Committee Safety & Social Responsibility Committee	1
Robert B. Hodgins	2007	66	Audit & Risk Management Committee Corporate Governance & Nominating Committee	4
Susan M. MacKenzie	2011	57	Audit & Risk Management Committee Reserves Committee Safety & Social Responsibility Committee	4
Glen D. Roane	2004	61	Audit & Risk Management Committee Corporate Governance & Nominating Committee	3
Jeffrey W. Sheets	2017	60	Audit & Risk Management Committee Safety & Social Responsibility Committee	2
Sheldon B. Steeves	2012	64	Audit & Risk Management Committee Reserves Committee	3

Note:

1. *As Chairman of the Board of Directors, Mr. Pew may attend and participate in any Board Committee meeting in an ex officio capacity.*

Director Nominee Profiles

The following director nominee profiles outline important information, such as each director's employment history, educational qualifications, other current public company directorships, and security holdings in Enerplus, for your consideration.



Elliott Pew

A.B. (Geology), M.A. (Geology)
Director since September 2010
Age 63
Boerne, Texas, USA
Independent Director

Board and Committee Participation (2017)

Participation	Position	Meetings	Attendance
Board of Directors	Chair	6/6	100%

Shareholder approval rating
(May 2017 Enerplus Annual Meeting)



99.04%

March 12, 2018 Equity Holdings



120,125 TOTAL

Common Shares

DSUs

Mr. Pew has over 35 years of diverse experience in the oil and gas industry, most recently as co-founder and Chief Operating Officer for Common Resources, LLC, a private exploration and production company, from 2007 until it was sold in 2010. Mr. Pew served on the Board of Managers for two private exploration and production companies, Common Resources II, LLC from 2010 to 2012, and later, Common Resources III, LLC from 2012 to 2016. Mr. Pew held various senior executive positions with Newfield Exploration Company, a NYSE-listed oil and gas company in Houston, where he served from 1998 to 2006. While there, he led the company's worldwide exploration program, including the Gulf Of Mexico ("GOM") shelf, GOM deep water, onshore U.S. and international areas. Prior thereto, Mr. Pew was Senior Vice President, Exploration of American Exploration Company, an AMEX-listed exploration and production company. Mr. Pew currently serves on the Board of Directors for Southwestern Energy Company, a public exploration and production company in Houston. He holds an M.A. in Geology from the University of Texas at Austin, and an A.B. in Geology from Franklin and Marshall College.

Other Public Board Directorships	Committee Position(s)
Southwestern Energy Company (NYSE)	Compensation Committee



Michael R. Culbert

B.Sc. (Business Administration)
Director since February 2014
Age 60
Calgary, Alberta, Canada
Independent Director

Board and Committee Participation (2017)

Participation	Position	Meetings	Attendance
Board of Directors	Member	6/6	100%
Audit & Risk Management Committee	Member	4/4	100%
Compensation & Human Resources Committee[1]	Chair	4/4	100%
Corporate Governance & Nominating Committee	Member	3/3	100%

Shareholder approval rating
(May 2017 Enerplus Annual Meeting)



98.98%

March 12, 2018 Equity Holdings



52,028
TOTAL

Common Shares

DSUs

Mr. Culbert served as President and CEO of Progress Energy Canada Ltd. ("Progress") until November 2016, when he was appointed Vice Chairman and Director of Progress. Since 2001, Mr. Culbert provided leadership through Progress' recapitalization and growth period. He was instrumental in the acquisition and integration of Progress by PETRONAS, Malaysia's national oil and gas company, and the subsequent development of the Pacific NorthWest LNG project.

Mr. Culbert served as Vice President of Marketing and Business Development at Encal Energy Ltd. from 1995 to October 2001. From 1979 to 1995, Mr. Culbert worked in various positions at Home Oil Company Limited with increasing responsibility.

Mr. Culbert was appointed to the Board of Directors of Precision Drilling Corporation in December 2017.

Mr. Culbert holds a Bachelor of Science degree in Business Administration and has more than 30 years of diverse experience in the oil and gas industry. He was a member of the Canadian Association of Petroleum Producers' Board of Governors until November 2016.

Other Public Board Directorships	Committee Position(s)
Precision Drilling Corporation (TSX/NYSE)	Audit Committee and Human Resources and Compensation Committee

Note:
1. Mr. Culbert was appointed Chair of the Compensation and Human Resources Committee as of May 2017.



Ian C. Dundas

B.Comm, LL.B.
Director since July 2013
Age 50
Calgary, Alberta, Canada
Non-Independent Director

Board and Committee Participation (2017)

Participation	Position	Meetings	Attendance
Board of Directors	Member	6/6	100%

Shareholder approval rating
(May 2017 Enerplus Annual Meeting)



99.10%

March 12, 2018 Equity Holdings



212,645
TOTAL

Common Shares

RSUs

Mr. Dundas has been the President & Chief Executive Officer of Enerplus since July 1, 2013. Mr. Dundas joined Enerplus' predecessor in 2002 as Vice President of Business Development, and in 2010 his role expanded to Executive Vice President. In 2011, Mr. Dundas was appointed as the Executive Vice President & Chief Operating Officer. Prior to joining Enerplus, Mr. Dundas held several executive positions in the merchant banking business, where he helped oil and gas companies grow by accessing the funding and expertise they required. Mr. Dundas is a member of the Business Council of Canada and of the Board of Governors of the Canadian Association of Petroleum Producers, and has been on the boards of directors of numerous private and public companies. Mr. Dundas is currently the Co-Chair of the YMCA Power of Potential Campaign Committee. Mr. Dundas holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Bachelor of Laws (Distinction) from the University of Alberta. Mr. Dundas was called to the Alberta Bar in 1995.

Other Public Board Directorships	Committee Position(s)
Nil	



Hilary A. Foulkes[1]

B.Sc., Honours (Earth Sciences)
Director since February 2014
Age 60
Calgary, Alberta, Canada
Independent Director

Board and Committee Participation (2017)

Participation	Position	Meetings	Attendance
Board of Directors	Member	6/6	100%
Audit & Risk Management Committee[2]	Member	2/2	100%
Compensation & Human Resources Committee	Member	4/4	100%
Corporate Governance & Nominating Committee[3]	Member	2/2	100%
Reserves Committee	Member	3/3	100%
Safety & Social Responsibility Committee	Member	3/3	100%

Shareholder approval rating
(May 2017 Enerplus Annual Meeting)



99.01%

March 12, 2018 Equity Holdings



65,318 TOTAL

Common Shares

DSUs

Ms. Foulkes has over 30 years of oil and gas industry experience and is currently the Chair of Tudor, Pickering, Holt & Co. Securities-Canada, ULC, a private energy advisory firm. From 2008 to 2012, Ms. Foulkes held a number of executive roles at Penn West Petroleum Ltd., a TSX and NYSE-listed oil and gas company, including Executive Vice President and Chief Operating Officer. Prior thereto, Ms. Foulkes was Managing Director at Scotia Waterous, an investment banking firm, from April 2000 to March 2008. Ms. Foulkes holds an Honours Bachelor of Science degree in Earth Sciences from the University of Waterloo, is a professional geologist, and a member of the Association of Professional Engineers and Geoscientists of Alberta and the Canadian Association of Petroleum Geologists.

Other Public Board Directorships	Committee Position(s)
Nil	

Notes:
1. *Ms. Foulkes was a director of Parallel Energy Trust ("Parallel"), a Canadian-based oil and gas trust, which commenced proceedings in the Court of Queen's Bench of Alberta under the Companies' Creditors Arrangement Act (Canada) on November 9, 2015. Ms. Foulkes ceased to be a director of Parallel on March 1, 2016.*
2. *Ms. Foulkes ceased to be a member of Audit & Risk Management Committee as of May 2017. Prior to that date, the Audit & Risk Management Committee had held two meetings.*
3. *Ms. Foulkes was appointed to the Corporate Governance & Nominating Committee as of May 2017. Since then, the Corporate Governance & Nominating Committee has held two meetings.*



Robert B. Hodgins[1]

B.A., Honours (Business), CPA, CA
Director since November 2007
Age 66
Calgary, Alberta, Canada
Independent Director

Board and Committee Participation (2017)

Participation	Position	Meetings	Attendance
Board of Directors	Member	6/6	100%
Audit & Risk Management Committee	Chair	4/4	100%
Corporate Governance & Nominating Committee	Member	3/3	100%

Shareholder approval rating
(May 2017 Enerplus Annual Meeting)



96.93%

March 12, 2018 Equity Holdings



61,719 TOTAL

Common Shares

DSUs

Mr. Hodgins has been an independent businessman since November 2004. Prior thereto, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Energy Trust (a TSX and NYSE-listed energy trust) from 2002 to 2004. Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited (a TSX and NYSE-listed diversified energy, transportation and hotels company) from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited (a TSX and NYSE-listed energy transportation company) from 1993 to 1998. Mr. Hodgins received an Honours Bachelor of Arts in Business from the Richard Ivey School of Business at the University of Western Ontario and received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991.

Other Public Board Directorships	Committee Position(s)
AltaGas Ltd. (TSX)	Audit Committee (Chair) and Governance Committee
GranTierra Energy Inc. (TSX/NYSE)	Board Chair, Audit Committee, Compensation Committee, and Governance Committee
MEG Energy Corp. (TSX)	Audit Committee (Chair), Compensation Committee

Note:
1. *Mr. Hodgins was a director of Skope Energy Inc. ("Skope") from December 15, 2010 to February 19, 2013. On November 12, 2012, Skope was granted protection from its creditors by the Court of Queen's Bench of Alberta pursuant to the CCAA to implement a restructuring, which was approved by the required majority of Skope's creditors. The restructuring was sanctioned by the Court of Queen's Bench of Alberta in February of 2013.*



Susan M. MacKenzie

B. Eng. (Mechanical), MBA
Director since July 2011
Age 57
Calgary, Alberta, Canada
Independent Director

Board and Committee Participation (2017)

Participation	Position	Meetings	Attendance
Board of Directors	Member	6/6	100%
Audit & Risk Management Committee[1]	Member	2/2	100%
Compensation & Human Resources Committee[2]	Chair	2/2	100%
Reserves Committee	Member	3/3	100%
Safety & Social Responsibility Committee	Member	3/3	100%

Shareholder approval rating
(May 2017 Enerplus Annual Meeting)



99.03%

March 12, 2018 Equity Holdings



64,344
TOTAL

Common Shares

DSUs

Ms. MacKenzie has been an independent consultant since September 2010. Prior thereto, Ms. MacKenzie served as Chief Operating Officer with Oilsands Quest Inc., a NYSE Amex-listed oil sands company, from April 2010 through August 2010. Prior to that, Ms. MacKenzie was employed for 12 years at Petro-Canada, a TSX and NYSE-listed integrated oil and gas company prior to its merger with Suncor Energy Inc. in 2009, where she held senior roles, including Vice President of Human Resources and Vice President of In Situ Development & Operations. Ms. MacKenzie was also with Amoco Canada for 14 years in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil exploitation. Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University, an MBA from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Ms. MacKenzie also holds the ICD.D designation from the Institute of Corporate Directors.

Other Public Board Directorships	Committee Position(s)
Freehold Royalties Ltd. (TSX)	Governance, Nominating & Compensation Committee (Chair) and Reserves Committee
Precision Drilling Corporation (TSX/NYSE)	Human Resources & Compensation Committee and Corporate Governance, Nominating & Risk Committee
TransGlobe Energy Corporation (TSX)	Compensation, Human Resources & Governance Committee (Chair) and Reserves, Health, Safety, Environment & Social Responsibility Committee

Notes:
1. *Ms. MacKenzie was appointed to the Audit & Risk Management Committee as of May 2017. Since then, the Audit & Risk Management Committee has held two meetings.*
2. *Ms. MacKenzie ceased to be a member of the Compensation & Human Resources Committee as of May 2017. Prior to that date, the Compensation & Human Resources Committee had held two meetings.*



Glen D. Roane

B.A., MBA
Director since June 2004
Age 61
Canmore, Alberta, Canada
Independent Director

Board and Committee Participation (2017)

Participation	Position	Meetings	Attendance
Board of Directors	Member	6/6	100%
Audit & Risk Management Committee	Member	4/4	100%
Corporate Governance & Nominating Committee	Chair	3/3	100%

Shareholder approval rating
(May 2017 Enerplus Annual Meeting)



90.23%

March 12, 2018 Equity Holdings



147,616
TOTAL

Common Shares

DSUs

Mr. Roane is a corporate director and currently serves as a director of Badger Daylighting Ltd. and Crown Capital Partners, Inc. Previously, he served as a board member of a number of TSX-listed energy/resources companies. Mr. Roane also served two terms as a Member of the Alberta Securities Commission. Mr. Roane retired from TD Asset Management Inc., a subsidiary of the Toronto-Dominion Bank, in 1997. Mr. Roane holds a Bachelor of Arts and an MBA from Queen's University in Kingston, Ontario and also holds the ICD.D designation from the Institute of Corporate Directors.

Other Public Board Directorships	Committee Position(s)
Badger Daylighting Ltd. (TSX)	Board Chair, Audit Committee, and Governance Committee
Crown Capital Partners, Inc. (TSX)	Compensation and Corporate Governance Committee



Jeffrey W. Sheets

M.B.A. Finance,
B.Sc. Chemical Engineering
Director since December 2017
Age 60
Houston, Texas, USA
Independent Director

Board and Committee Participation (2017)

Participation	Position	Meetings	Attendance
Board of Directors[1]	Member	0/0	n/a
Audit & Risk Management Committee[1]	Member	0/0	n/a
Safety & Social Responsibility Committee[1]	Member	0/0	n/a

Shareholder approval rating
(May 2017 Enerplus Annual Meeting)

Mr. Sheets was appointed to the Board on December 7, 2017 and therefore did not stand for election at the May 2017 Enerplus Annual General Meeting.

March 12, 2018 Equity Holdings



8,480 TOTAL — DSUs

Mr. Sheets served as Executive Vice President and Chief Financial Officer of ConocoPhillips Company (ConocoPhillips) from October 2010 to February 2016. Mr. Sheets was associated with ConocoPhillips and its predecessor companies for more than 35 years and served in a variety of roles, including Senior Vice President, Planning and Strategy as well as Vice President & Treasurer. He began his career in 1980 as a process engineer with Phillips Petroleum Company. Mr. Sheets also serves on the Board of Directors of Westlake Chemical Corporation and is a former director of DCP Midstream Partners LP. Mr. Sheets received a Bachelor's degree in Chemical Engineering from the Missouri University of Science and Technology and an M.B.A. from the University of Houston. Mr. Sheets is a member of the Board of Trustees at the Missouri University of Science and Technology.

Other Public Board Directorships	Committee Position(s)
Westlake Chemical Corporation (NYSE)	Audit Committee, Compensation Committee, and Corporate Risk Committee

Note:

1. *Mr. Sheets was appointed to the Board of Directors of Enerplus Corporation effective December 7, 2017. There were no Board or Committee meetings held in 2017 post his appointment.*



Sheldon B. Steeves

B.Sc. (Geology)
Director since June 2012
Age 64
Calgary, Alberta, Canada
Independent Director

Board and Committee Participation (2017)

Participation	Position	Meetings	Attendance
Board of Directors	Member	8/8	100%
Audit & Risk Management Committee	Member	4/4	100%
Reserves Committee	Chair	3/3	100%

Shareholder approval rating
(May 2017 Enerplus Annual Meeting)



99.08%

March 12, 2018 Equity Holdings



56,315 TOTAL

Common Shares

DSUs

Mr. Steeves has over 40 years of experience in the North American oil and gas industry and is currently a corporate director. From January 2001 until April 2012, Mr. Steeves was Chairman and Chief Executive Officer of Echoex Ltd., a junior private oil and gas company focused on greenfield organic growth in Western Canada. Mr. Steeves spent over 15 years at Renaissance Energy Ltd. where he was appointed Chief Operating Officer in 1997. He holds a Bachelor of Science in Geology from the University of Calgary.

Other Public Board Directorships	Committee Position(s)
NuVista Energy Ltd. (TSX)	Compensation & Governance Committee and Reserves Committee
PrairieSky Royalty Ltd. (TSX)	Reserves Committee (Chair) and Governance & Compensation Committee

Director Skills Matrix

The director skills matrix below provides a comprehensive listing of both essential skills Enerplus considers necessary for an effective operating board of directors and the representation of those skills by each Board nominee. The Corporate Governance & Nominating Committee reviews the matrix annually to ensure there is an appropriate mix of skills on the current Board and utilizes it as a guide for future Board member appointments. It is also a requirement of the Committee to conduct an annual review to ensure that there are no conflicts of interest or performance concerns with respect to nominees who serve on multiple boards.

		Michael Culbert	Ian Dundas (President & CEO)	Hilary Foulkes	Robert Hodgins	Susan MacKenzie	Elliott Pew (Chair)	Glen Roane	Jeffrey Sheets	Sheldon Steeves
Financial Literacy	Ability to critically read and analyze financial statements	✓	✓	✓	✓	✓	✓	✓	✓	✓
Capital Markets	Work experience involving extensive exposure to public capital markets and institutional investors	✓	✓	✓	✓		✓	✓	✓	✓
Enterprise Management	Experience as a President, CEO or functional head leading an organization or major business line	✓	✓	✓	✓	✓	✓	✓	✓	✓
Business Development M&A / Strategic Planning	Management or executive experience with responsibility for identifying value creation opportunities	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance	Understanding the requirements of good corporate governance usually gained through experience as a senior executive officer or a board member of a public organization	✓	✓	✓	✓	✓	✓	✓	✓	✓
Change Management	Experience as a President, CEO or functional head leading an organization or major business line through significant change	✓	✓	✓	✓	✓	✓	✓	✓	✓
Operations	Management or executive experience with oil and gas operations	✓	✓	✓		✓	✓		✓	✓
HS&E Management	Understanding of the regulatory environment surrounding workplace health, safety, environment and social responsibility for the oil and gas industry	✓	✓	✓		✓	✓		✓	✓
Global Experience	Management or executive experience in a multi-national organization, understanding of the challenges faced in different cultural, political or regulatory environments	✓	✓	✓	✓	✓	✓		✓	✓
Human Resources	Management or executive experience with responsibility for human resources	✓	✓		✓	✓				✓
Reserves Evaluation	General experience with or executive responsibility for oil and gas reserves evaluation	✓	✓	✓		✓	✓		✓	✓
Risk Evaluation	Management or executive experience in evaluating and managing the variety of risks faced by an organization	✓	✓	✓	✓	✓	✓	✓	✓	✓
Legal and Regulatory	Experience in legal and regulatory matters	✓	✓	✓	✓	✓	✓	✓	✓	

Majority Voting for Directors

Pursuant to Enerplus' majority voting policy, for each director nominee to be elected, more than 50% of votes cast by or on behalf of Shareholders present in person or represented by proxy at the Meeting must be in favour of such election; otherwise, the nominee is required to submit his or her resignation to the Board immediately, with the resignation to take effect upon acceptance by the Board. The Corporate Governance & Nominating Committee will consider the director nominee's offer to resign and will make a recommendation to the Board as to whether or not to accept the resignation. The Board determination must be made within 90 days of the Meeting. The Board will be expected to accept the resignation except in exceptional circumstances. In determining whether or not to accept the resignation, the Board will consider the Committee's recommendation and such other factors it considers relevant before making a decision as to whether to accept the nominee's offer to resign. Enerplus will announce the decision by way of a press release, a copy of which will be provided to the Toronto Stock Exchange. If the Board determines not to accept a resignation, the press release will include the

reasons for that decision. No nominee who is required to tender his or her resignation will participate in the deliberations or recommendations of the Committee or the Board.

If a nominee's resignation is accepted, subject to applicable legal requirements, the Board may leave the resultant vacancy unfilled until the next Meeting or fill the vacancy through the appointment of a new director. This policy does not apply in circumstances involving contested director elections.

A copy of Enerplus' majority voting policy is available on its website at www.enerplus.com.

---

4. Advisory Vote on Executive Compensation

At the Meeting, Shareholders will be asked to vote, on a non-binding, advisory basis, on the acceptance of Enerplus' approach to executive compensation.

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles that guide the executive compensation-related decisions made by the Compensation & Human Resources Committee and the Board. Shareholders are encouraged to review the *"Executive Compensation – Compensation Discussion & Analysis"* section of this Information Circular, which discusses Enerplus' compensation philosophy and approach to executive compensation, what the Named Executive Officers are paid, and how their respective levels of compensation are determined.

As part of Enerplus' ongoing commitment to corporate governance, the Board has approved the inclusion of a non-binding advisory vote on executive compensation at the Meeting with the intention that this Shareholder advisory vote will form an integral part of the Board's Shareholder engagement process relating to executive compensation.

As this is an advisory vote, the results will not be binding upon the Board. The Board, and specifically the Compensation & Human Resources Committee, will not be obligated to take any compensation actions, or make any adjustments to executive compensation programs or plans, as a result of the vote. However, in considering its approach to compensation in the future, the Committee and the Board will take into account the results of the vote, together with feedback received from Shareholders. Enerplus will disclose the results of the Shareholder advisory vote as part of its report on voting results at the Meeting. At the Company's 2017 annual shareholder's meeting, 94.55% of the votes cast by Shareholders at that meeting approved of Enerplus' approach to executive compensation.

At the Meeting, Shareholders will be asked to vote on the following resolution:

"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of Enerplus' board of directors, that the Shareholders accept Enerplus' approach to executive compensation disclosed in the Information Circular and Proxy Statement dated March 26, 2018."

The Board of Directors recommends that you vote FOR the advisory resolution approving Enerplus' approach to executive compensation disclosed in this Information Circular. Unless otherwise instructed, the persons named in the Form of Proxy will vote FOR Enerplus' approach to executive compensation disclosed in this Information Circular.

Board Recommendations for Shareholder Voting

Voting Decisions	Board Recommendation
Appointment of KPMG LLP as auditors of Enerplus	FOR
Election of management nominees as directors of Enerplus	FOR
Advisory, non-binding, vote accepting Enerplus' approach to executive compensation	FOR

Enerplus is subject to the corporate governance disclosure requirements adopted by the Canadian Securities Administrators in National Instrument 58-101 and the corporate governance guidelines in National Policy 58-201. In addition, Enerplus is subject to certain of the corporate governance standards of the NYSE and to certain provisions of the Sarbanes-Oxley Act. As a foreign private issuer whose Common Shares are listed on the NYSE, Enerplus is required to disclose any significant ways in which its governance practices differ from those followed by U.S. domestic companies under the NYSE's corporate governance listing standards. Enerplus has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards. As a foreign private issuer whose Common Shares are listed on the NYSE, Enerplus is not obligated to have and does not have an internal audit function; however, Enerplus uses an independent company which reports directly to the Audit & Risk Management Committee of the Board to review and test Enerplus' internal financial controls.

On an ongoing basis, and when determined to be appropriate or necessary, the Corporate Governance & Nominating Committee monitors and brings forward proposed changes to Enerplus' corporate governance practices for the Board's consideration and adoption.

Set out below is a description of certain corporate governance practices and principles of Enerplus, and the roles and responsibilities of the Board.

Board Composition

National Policy 58-201 recommends that the majority of the Board be comprised of independent directors. Eight of the nine director nominees proposed to be elected at the Meeting have been determined to be independent based on information provided by the individual directors and reviewed by the Corporate Governance & Nominating Committee. One director, Mr. Dundas, is the CEO of Enerplus and, as such, is not independent. It is Enerplus' practice that the Chairman of the Board shall be an independent and unrelated director and that only independent directors serve on the committees of the Board.

Mr. Culbert and Ms. MacKenzie serve as directors on the board of directors of Precision Drilling Corporation. The Committee is aware of the interlocking nature of these positions and has satisfied itself that these directors are independent because Precision Drilling Corporation is not a competitor of Enerplus.

Any independent director whose circumstances change such that he or she might be considered to be a non-independent director is required to promptly advise the Chair of the Corporate Governance & Nominating Committee of that director's change in circumstances and, if deemed non-independent, to submit his or her resignation to the Chairman of the Board. The CEO of Enerplus shall be the only member of management and the only non-independent director on the Board.

Financial Experts

Pursuant to U.S. securities regulations, Enerplus is required to have a financial expert (as that term is defined by SEC regulations) on the Audit & Risk Management Committee of the Board. Currently, both Messrs. Hodgins and Sheets sit on that Committee and are qualified as financial experts. The Company believes that having two financial experts reflects corporate governance best practice and enables seamless future succession planning of Committee membership. Further, all members of the Committee are considered to be financially literate as determined by Canadian securities regulations and the NYSE rules.

Orientation and Continuous Development

The Corporate Governance & Nominating Committee is responsible for reviewing and monitoring the orientation programs for new directors. The Committee ensures each new director receives an orientation, supplemented by adequate orientation materials. Enerplus' executive management reviews with each new director certain information and materials regarding Enerplus, including the role of the Board and its committees, and the legal obligations of a director.

The Committee, in conjunction with the Chairman and management, has oversight for continuing education for directors in order to ensure that directors maintain the skills and knowledge necessary to meet their obligations. Directors are encouraged to participate in continuing education programs of their choosing to increase their knowledge and skills. To this end, all of the directors are members of the Institute of Corporate Directors and are encouraged to participate in various seminars and workshops. In addition, the directors are encouraged to participate in an annual field site tour of one of the Company's assets. In June of 2017, all Board members visited several Company production sites on the Fort Berthold Indian Reservation in North Dakota. Lastly, in 2017, management facilitated several technical meetings and education sessions involving a variety of topics, including the Company's waterflood oil assets, opportunities in the Denver-Julesburg Basin, and multivariate analysis of the Company's North Dakota assets.

Diversity Policy

The Board and management of Enerplus believe that the Company can only excel with exceptional people. In order to attract and retain the most qualified individuals for any position, Enerplus must ensure it objectively assesses talent and skill without being influenced by gender, age, cultural background or other personal traits. Only by impartially assessing the skills and competence of individuals and proactively removing any barriers that may prevent an objective review is Enerplus able to identify the best candidates for any role, development opportunity or promotion. In an effort to engrain this in Enerplus' corporate culture, the Board has adopted a Diversity Policy which attempts to remove any bias in the Company's candidate selection process.

Enerplus' cultural beliefs support the notion that by welcoming people with different backgrounds and perspectives, the Company gains new insights into the business and

enhances our business decision making and problem solving.

Gender Diversity

Enerplus is committed to a corporate culture of inclusiveness and tolerance without resorting to the use of arbitrary gender targets or diversity-based quotas. Enerplus has been successful in its efforts to recruit exceptional leaders who are women. The chart below shows Enerplus' gender diversity as of March 12, 2018. Enerplus will continue to monitor its gender diversity and disclose the results of its gender profile to the Shareholders on an annual basis.

Category	Total	Number of Women	% of Women
Board of Directors (standing for re-election)	9	2	22
Executive Officers	10	2	20
Managers	23	6	26

The Corporate Governance & Nominating Committee takes into account the current percentage of women on the Board as one important factor in its director recruitment process. Similarly, Enerplus' management also considers gender when making employment and promotion decisions. However, while being mindful of female representation, neither management nor the Committee prioritizes gender at the expense of recruiting the most qualified individuals available. Enerplus has not adopted a written policy relating to the identification and nomination of female directors. The Committee monitors adherence to the Diversity Policy.

Board and Committee Meetings

The Board meets a minimum of six times per year. Each Board and committee meeting includes an in-camera discussion of the independent directors without the presence of management. Directors may assist in preparing the agenda for Board and committee meetings. The directors receive a comprehensive package of information in advance of each meeting. Further, the Board attends an annual strategic planning session to review, amend or adopt long term strategies and new corporate objectives for the upcoming year. Further details on Board and committee meeting attendance are outlined in the individual director profiles.

Board Directorship Policy

Being an active and contributing member of the Board requires skill, experience and a personal commitment of both time and energy. To ensure that all directors have sufficient time to commit to the Board, Enerplus has adopted a policy according to which, should a director wish to serve on the board of directors of another public entity, such director must obtain prior approval before committing to do so. The Chair of the Corporate Governance & Nominating Committee and the Chairman review any requests of Board members who wish to serve on other boards.

After a detailed review, which will take into account the current number of directorships, potential conflicts, attendance at Board meetings, and the director's past performance assessments, a decision will be made based on the facts of the request. The purpose of this policy is to ensure that the director will have sufficient time to successfully satisfy his or her obligations to Enerplus and ensure that no directors of Enerplus become overloaded. At the present time, Enerplus believes all of the nominees for election to the Board have sufficient time to commit to their duties as Enerplus directors.

The policy also requires that the CEO be subjected to the same review process as independent directors if the CEO wishes to serve on the board of directors of another entity. The policy restricts the CEO to only one such directorship position. Currently, the CEO does not sit on the board of directors of any other public issuer.

Director Compensation

In order to attract and retain skilled, high functioning individuals to serve as Board members, Enerplus consciously monitors the director compensation practices of its market peers. The Corporate Governance & Nominating Committee regularly reviews the compensation of the members of the Board. Following the review, the Committee makes recommendations to the Board for its consideration when it believes changes in director compensation are warranted or appropriate.

Director Nomination Processes and Succession Planning

A core responsibility of the Corporate Governance & Nominating Committee is to identify prospective Board members, consistent with Board-approved criteria, and to recommend such individuals as nominees for election to the Board at each annual meeting of Shareholders or to fill vacancies on the Board which occur during the year. See the "*Board Mandate and Committees - Corporate Governance & Nominating Committee*" section for a description of the Committee's other responsibilities.

For the Corporate Governance & Nominating Committee to recommend an individual for Board membership, candidates must be independent and are assessed on their individual qualifications and diversity of experience. They must also exhibit the highest degree of integrity, professionalism, values and independent judgment. The Committee and the Board do not adhere to any quotas in determining Board membership; however, the Committee recognizes gender diversity as an important selection criteria.

On an ongoing basis, the Corporate Governance & Nominating Committee asks incumbent directors and senior management to suggest individuals to be considered as prospective Board nominees. The Committee then maintains an evergreen list of potential Board candidates. When it becomes apparent that a new Board nominee may be required and/or considered for the Board, the Committee utilizes the Director Skills Matrix in reviewing potential candidates against the skill set of the incumbent Board. Potential nominees who possess experience and expertise in identified areas of need will be given priority. When necessary, the Committee may engage the services of a search firm to assist in the identification of director candidates with the necessary skills or experience the Board requires.

Executive Succession Planning

The Compensation & Human Resources Committee is accountable for reviewing management's ongoing succession, leadership and talent strategy programs and plans. Management, on a regular basis, provides the Committee with a succession plan for each executive position and identifies possible succession gaps in the current staff.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct applicable to all directors, officers, employees and consultants of Enerplus. The Board monitors compliance with the Code by requiring that each director, officer, employee and consultant confirms in writing that he or she has read the Code and is in compliance with same. Should an individual have any concerns or questions regarding compliance, that person may qualify their confirmation with written remarks. The Code sets out in detail the core values and the principles by which Enerplus is governed. It addresses topics which include: honest and ethical conduct, conflicts of interest, compliance with applicable laws and Company policies and procedures, public disclosure, use of corporate assets and opportunities, confidentiality of corporate information, reporting responsibilities and procedures, and non-retaliation. The Code is available on Enerplus' website at www.enerplus.com, under Enerplus' SEDAR profile at www.sedar.com and on Form 6-K on EDGAR at www.sec.gov.

The Board and the Audit & Risk Management Committee have established a Whistleblower Policy to encourage members of the public, employees, officers and directors to raise concerns regarding matters covered by the Code, including accounting, internal controls and auditing matters. Anyone may contact the Chair of the Audit & Risk Management Committee, the CEO, the Vice President, General Counsel & Corporate Secretary or the Senior Vice-President, Operations, People & Culture to report a contravention of the Code on a confidential basis free from discrimination, retaliation or harassment. A copy of the

Whistleblower Policy is available on Enerplus' website at www.enerplus.com.

In addition, in order to ensure independent judgment in considering transactions and agreements in which a director or officer of Enerplus has a material interest, all related party transactions and any payments arising from such transactions must be approved by the other independent directors. No such material transactions or payments occurred in the past year.

Independent Director Performance Assessments and Board Renewal

The Corporate Governance & Nominating Committee is responsible for assessing the effectiveness of the Board and the Board committees. The Chair of the Committee leads an annual Board effectiveness roundtable discussion with all members of the Board during an in-camera session at each annual strategic planning session of the Board. The topics discussed are specifically chosen to elicit frank discussion about issues or concerns which might be preventing the Board from being as effective as it otherwise could be. Suggestions and actions which arise out of these discussions are provided to the Corporate Governance & Nominating Committee for further handling and implementation.

In addition to and separate from the roundtable discussions noted above, all the Board members participate in an annual director peer-to-peer evaluation process. This is a formal process of performance evaluation of each individual director by that director's peers on the Board. In addition, each committee Chair and the Chairman are subject to separate evaluation.

Pursuant to the evaluation process, each director is required to participate by providing an anonymous and fulsome written evaluation of all of the directors on the Board. The process is primarily designed to evaluate the relative contributions of each of their fellow directors. The peer-to-peer evaluation requires a director to rate his or her peers on such attributes as collaboration and teamwork, continuous improvement mindset, financial and business acumen and overall contribution. Further, each director is also required to complete a self-evaluation which is then compared to the collective evaluation by that director's peers. Following the completion of the evaluation and the confidential tabulation of the results, the Chairman confidentially meets with each director individually to review the results of their evaluation and propose steps a director might consider to address any perceived shortcomings. In addition, the Chair of the Corporate Governance & Nominating Committee confidentially meets with the Chairman to review the Chairman's evaluation. The purpose of these assessments is to assist in enhancing the overall performance of each individual director and address any areas requiring improvement. Also, these assessments serve to improve the Board's oversight and effectiveness in fulfilling its obligation to provide advice and strategic direction to management.

The Board does not have term limits for its directors. Rather, the Corporate Governance & Nominating Committee proactively identifies a timeframe for the retirement and replacement of long serving directors. This process ensures healthy Board renewal while allowing for strategic timing of Board retirements. As an example of this process, in May 2018, Mr. David Barr will be retiring from the Board. Prior to his retirement, the Board recruited Jeffrey W. Sheets to join the Board in December 2017. Further, in 2019, Mr. Glen Roane will also be retiring from the Board. Succession planning is an integral part of the Corporate Governance & Nominating Committee's mandate and the Board considers this strategy to be essential in maintaining its ability to effectively perform its functions.

Shareholder Engagement

During 2017, the Chairman, the Chair of the Compensation & Human Resources Committee and several members of executive management of Enerplus reached out, as appropriate, to various corporate governance stakeholders and Shareholders to listen to their opinions and concerns. The meetings often involved a dialogue on a variety of topics, including: executive compensation issues, various corporate governance matters, disclosure practices, shareholder engagement, entity risk management, corporate operating results, capital allocation, liquidity issues, dividend strategy, portfolio management and commodity hedging. In total, Enerplus representatives engaged more than 65 Shareholders, representing approximately 42% of Enerplus' issued and outstanding Common Shares.

Enerplus carries out its Shareholder engagement activities through a variety of different methods. In addition to its annual Shareholders meeting, which is webcast, Enerplus participates in numerous investor conferences and one-on-one meetings. Enerplus also regularly communicates its quarterly results via conference calls and webcasts. Shareholders are encouraged to contact Enerplus' Investor Relations department by letter, phone or email to share their views and comments. Enerplus believes that increased stakeholder and Shareholder engagement provides the Company with invaluable insight with regard to what stakeholders and Shareholders are thinking and what is important to them. As part of its long-established objective of open communication, the Board invites stakeholders and Shareholders alike to engage with representatives of the Company at investorrelations@enerplus.com or by telephone at 1-800-319-6462.

The Board is responsible for the overall stewardship of Enerplus and discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman and the officers of Enerplus. The Board has five committees, listed below, each operating in accordance with a Board-approved written mandate outlining its duties and responsibilities. The following section outlines the assignment and rotation of committee Chairs and a general review of each of the Board committees and their respective functions. A copy of the Board's mandate is included in Schedule A to this Information Circular and can be found on Enerplus' website at www.enerplus.com.

The five Board Committees are as follows:

- Audit & Risk Management Committee
- Compensation & Human Resources Committee
- Corporate Governance & Nominating Committee
- Reserves Committee
- Safety & Social Responsibility Committee

Committee charters can be found on Enerplus' website.

Position Descriptions and Responsibilities
The Board has position descriptions for the Chairman and for the Chair of each committee. The Board and CEO have also developed a written position description for the CEO. These position descriptions can be found on Enerplus' website.

The Chairman is responsible for the management, development and effective leadership of the Board. The Chairman's primary role is to provide leadership to the Board and its committees, including chairing meetings in a manner that facilitates open discussions and expressions of competing views. The Chairman is also responsible for, among other things, fostering ethical and independent decision-making, providing a link between the Board and management, and acting in an advisory capacity to the CEO in all matters concerning the interests and management of Enerplus.

Rotation of Committee Assignments and Chairs
Committee assignments and the designation of committee Chairs are based on each director's knowledge, interests and areas of expertise. The Board favours rotation of committee assignments and Chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees. However, the Board believes experience and continuity must be preserved when considering candidates for rotation. Committee members and Chairs may be rotated in response to changes in membership of the Board and, in all cases, should be rotated only if doing so is likely to maintain or increase committee performance. All directors are welcome to attend any committee meetings and are given access to all committee materials regardless of whether they are a member of the committee.

Audit & Risk Management Committee

Chair: Robert B. Hodgins

Members: Michael R. Culbert, Susan M. MacKenzie, Glen D. Roane, Jeffrey W. Sheets, and Sheldon B. Steeves

Accountability: Responsible for the Board's review and oversight of Enerplus' financial reporting.

Key Responsibilities:
- ✓ Assess financial reporting and continuous disclosure of Enerplus
- ✓ Review Enerplus' internal controls and policies, the certification process, and compliance with regulatory requirements over financial matters
- ✓ Evaluate and monitor the performance and independence of Enerplus' external auditors
- ✓ Monitor the manner in which the business risks of Enerplus are identified and managed
- ✓ Certain information regarding the Audit & Risk Management Committee that is required to be disclosed in accordance with National Instrument 52-110 is contained in Appendix D to Enerplus' Annual Information Form for the year ending December 31, 2017 dated February 23, 2018, an electronic copy of which is available on the internet under Enerplus' SEDAR profile at www.sedar.com, in Enerplus' annual report on Form 40-F filed on EDGAR at www.sec.gov and on Enerplus' website at www.enerplus.com.

Compensation & Human Resources Committee

Chair: Michael R. Culbert

Members: David H. Barr and Hilary A. Foulkes

Accountability: Assists the Board in fulfilling its duties regarding human resources policies, succession planning, talent management and compensation matters. The Committee also recommends the form and adequacy of compensation arrangements for Enerplus' executive officers and employees, having regard to associated risks and responsibilities. The Committee obtains advice from external consultants regarding the compensation of executive officers to ensure achievement of compensation objectives.

Key Responsibilities:
- ✓ Assess the performance of senior management with reference to corporate objectives
- ✓ Make base salary recommendations for the CEO and senior management to the Board for its approval, having regard to executive compensation policies, programs and awards
- ✓ Make annual incentive recommendations to the Board for its approval, including the corporate performance rating and individual performance ratings of officers of Enerplus
- ✓ Review and make recommendations to the Board for approval regarding the granting of awards to officers and employees under Enerplus' long term incentive plans
- ✓ Review compensation programs to ensure competitiveness, reasonableness and employee retention
- ✓ Review long term succession plans for executive positions
- ✓ Oversee assessment of Enerplus' risks relating to its compensation philosophy, policies and practices to ensure that executives are not encouraged to take unnecessary or inappropriate risks, and to review disclosure in these respects
- ✓ Review management's progress in achieving the objectives of the Diversity Policy and disclose results of such progress to Shareholders on an annual basis

Corporate Governance & Nominating Committee

Chair: Glen D. Roane

Members: Michael R. Culbert, Hillary Foulkes, and Robert B. Hodgins

Accountability: Assists the Board in matters of corporate governance and regularly reviews Enerplus' internal practices and policies to ensure that such practices and policies reflect corporate governance best practices. Furthermore, the Committee also assists the Board in identifying and evaluating director candidates and recommending nominees for membership on the Board.

Key Responsibilities:
- ✓ Assess and make recommendations to the Board on size and the appropriate skills and characteristics required of Board members
- ✓ Recommend nominees for election or re-election to the Board
- ✓ Annually review each director's continuation on the Board
- ✓ Facilitate an annual Board effectiveness session and a director peer-to-peer evaluation process to coordinate the implementation of suggested improvements and strategies
- ✓ Review and monitor the orientation of new directors
- ✓ Regularly review Enerplus' corporate governance practices as well as recommend to the Board any changes that the Committee deems necessary or advisable
- ✓ Review Enerplus' annual disclosure of corporate governance practices
- ✓ Review Enerplus' corporate governance practices as an ongoing practice to ensure that procedures, charters, policies and protocols are followed
- ✓ Review director compensation and make change recommendations to the Board annually
- ✓ Review and update evergreen list of potential directors

Reserves Committee

Chair: Sheldon B. Steeves

Members: Hilary A. Foulkes and Susan M. MacKenzie

Accountability: Assists the Board in carrying out its responsibilities with respect to public disclosure requirements and annual and interim reviews of Enerplus' oil and natural gas reserves and contingent resources.

Key Responsibilities:
- ✓ Recommend to the Board the engagement of the independent reserves evaluators
- ✓ Review management's assessment of the work of the independent reserves evaluators annually
- ✓ Review Enerplus' procedures relating to the disclosure of information with respect to its reserves and resources
- ✓ Review the scope of the annual review of the reserves and resources by the independent reserves evaluators, including findings and any disagreements with management
- ✓ Meet in-camera with the independent reserves evaluators
- ✓ Determine whether any restrictions affect the ability of the independent reserves evaluators in reporting on Enerplus' reserves and resources data
- ✓ Receive, annually, signed independent reserves evaluators' reports and a certificate of compliance and due diligence from management
- ✓ Make recommendations to the Board regarding the approval of Enerplus' year-end reserves evaluations

Safety & Social Responsibility Committee

Chair: David H. Barr

Members: Hilary A. Foulkes, Susan M. MacKenzie and Jeffrey W. Sheets

Accountability: Assists the Board in carrying out its responsibilities to provide oversight on management's development and implementation of an effective safety and environmental management system. This ensures that Enerplus' activities are planned and executed in a safe and responsible manner and that there are adequate systems in place to support ongoing compliance with Enerplus' regulatory obligations.

Key Responsibilities:
✓ Review Enerplus' health, safety, regulatory and environmental ("HSRE") programs and policies
✓ Review Enerplus' performance related to HSRE matters on a semi-annual basis
✓ Review external and internal HSRE reports on material risk assessments, ongoing investigations and audits performed
✓ Review the status of significant remediation projects, developments and environmental provisions
✓ Ensure that long range preventative programs are in place to mitigate future risks
✓ Participate in bi-annual visits to one of Enerplus' operating facilities
✓ Receive an annual compliance certificate from management
✓ Generally ensure the integrity of Enerplus' HSRE programs and policies

DIRECTOR COMPENSATION

Philosophy

The Board, through the Corporate Governance & Nominating Committee, is responsible for benchmarking and designing the directors' compensation program. The Committee annually reviews director compensation relative to a peer group and targets total compensation at the median. The overall objective is to ensure the director compensation program:

✓ Attracts and retains the services of highly qualified individuals

✓ Compensates the directors in a manner that is competitive with comparable peers and commensurate with the risks and responsibilities assumed in Board and committee membership

✓ Aligns the interests of the directors with Shareholders

Directors' compensation includes annual retainers, meeting fees and annual Share-Based awards (which can be accepted in the form of Common Shares or Deferred Share Units). Directors are not eligible to receive other forms of equity incentive awards such as stock options, incentive rights, restricted share units or performance share units.

The director compensation table set forth below excludes any compensation paid to Mr. Dundas and only refers to the compensation of independent directors. Mr. Dundas does not receive any compensation related to his services as a director of the Board. For information on Mr. Dundas' compensation in his capacity as CEO, see the *"Executive Compensation"* section.

Fees and Retainers

Directors receive cash fees and retainers paid on a quarterly basis. They are also reimbursed for travel expenses related to their attendance at meetings.

2017 Annual Cash Retainer or Meeting Fees	Cash
Board Chairman Retainer	$120,000
Director Retainer	$35,000
Audit & Risk Management Committee Chair/Compensation & Human Resources Committee Chair	$20,000
Other Committee Chairs	$10,000
Annual Meeting Fees	$25,000

Share-Based Awards

Directors receive an annual equity retainer which they may elect, prior to the relevant calendar year, to receive as either Common Shares issued under the Director Share Plan or DSUs granted under the Deferred Share Unit Plan, or a combination of both.

2017 Annual Equity Retainer	Equity
Board Chairman Retainer	$150,000
Director Retainer	$97,500

In 2018, the Company introduced a travel stipend of $1,500 per travel day for directors travelling more than three hours by plane to attend a Board meeting. No other changes to director compensation have been implemented for 2018.

Director Share Plan

Under the Director Share Plan, on an annual basis, Common Shares are purchased by Enerplus on the TSX for payment to eligible directors who have elected to be paid all or a portion of their annual equity retainer in Common Shares. The Common Shares are not issued from treasury and such securities are not subject to any transfer or resale restrictions imposed on the directors. In 2017, the number of Common Shares purchased was calculated by dividing the dollar value of the portion of the director's annual equity retainer that he or she had elected to be paid in the form of Common Shares by the volume weighted average trading price of the Common Shares on the TSX for the last ten trading days of the preceding calendar year. Equity payments received by the directors in the form of Common Shares granted under the Director Share Plan were considered "Share-Based awards", which awards vested and were paid immediately as described in the Director Summary Compensation Table. Therefore, no such awards were outstanding as at December 31, 2017.

Deferred Share Unit Plan

Directors who have elected to be paid all or a portion of their annual equity retainer in DSUs receive their awards effective the first day of each calendar year. The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the portion of the director's annual equity retainer that he or she has elected to be paid in the form of DSUs by the volume weighted average trading price of the Common Shares on the TSX for the last 20 trading days of the preceding calendar year. The DSUs vest immediately but are not paid out until a director ceases to be a director of Enerplus.

When a director ceases to serve on the Board for any reason, the director will receive a cash payment for each DSU credited equal to the volume weighted average trading price of the Common Shares on the TSX for the ten trading days immediately preceding the termination date.

The plan was amended in 2014 to align the treatment of dividends with other long term incentive plans of Enerplus. For DSUs granted prior to 2014, upon payout the director receives a cash payment equal to the amount of dividends, if any, that would have been paid on the DSUs if they were outstanding as Common Shares from the date of grant. For DSUs granted in or after 2014, the number of DSUs held by a director is increased each month, on a compounding basis, as if the dividends paid on the Common Shares were also paid on the DSUs and reinvested into additional DSUs using the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending one trading day prior to the dividend payment date.

Director Summary Compensation Table and Outstanding Share-Based Awards

The following table summarizes the aggregate compensation provided to each of the independent directors in 2017. It also shows the market value of outstanding Share-Based awards (DSUs) held by directors as of December 31, 2017. Mr. Dundas, the CEO of Enerplus, did not receive any compensation in his capacity as a director and does not hold any DSUs.

In 2017, a total of $1,467,497 was paid to the directors in annual compensation consisting of: $365,000 in annual cash retainers, $832,497 in Share-Based retainers, $70,000 paid to those directors who acted as Chair of a committee and $200,000 for attendance at Board and committee meetings.

Name	Annual Retainer $	Committee Chair Retainer $	Meeting Fee $	Share-Based Awards[1] (value awarded, and vested or earned, during the year) $	Total Compensation $	Market or Payout Value of Vested Share-Based Awards not Paid Out[2]
David H. Barr[3]	35,000	10,000	25,000	97,499	167,499	682,525
Michael R. Culbert[4]	35,000	13,077	25,000	97,499	170,576	436,410
Hilary A. Foulkes	35,000	-	25,000	97,499	157,499	436,410
Robert B. Hodgins[5]	35,000	20,000	25,000	97,499	177,499	246,115
Susan M. MacKenzie[4]	35,000	6,923	25,000	97,499	164,422	682,525
Elliott Pew	120,000	-	25,000	150,004	295,004	917,525
Glen D. Roane	35,000	10,000	25,000	97,499	167,499	733,403
Jeffrey W. Sheets[6]	-	-	-	-	-	-
Sheldon B. Steeves	35,000	10,000	25,000	97,499	167,499	628,196
Total	**365,000**	**70,000**	**200,000**	**832,497**	**1,467,497**	**4,763,108**

Notes:
1. *Represents the value of Common Shares purchased by Enerplus for directors under the Director Share Plan and/or the value of DSUs granted to the various directors under the Deferred Share Unit Plan, as elected by each director with respect to 2017. The number of DSUs granted in 2017 was calculated by dividing the dollar value of the portion of the directors' equity retainer that is elected to be paid in the form of DSUs by the weighted average trading price of the Common Shares on the TSX for the last ten trading days in 2016, which was $12.54.*
2. *Represents the market or payout value of all DSUs held by each director as of December 31, 2017 based on the closing price of the Common Shares on the TSX on December 29, 2017 of $12.31. The number of DSUs held by each director as of March 12, 2018 is disclosed below under "Director Equity Ownership Requirements".*
3. *Mr. Barr is not standing for re-election at the Meeting.*
4. *Mr. Culbert succeeded Ms. MacKenzie as Chair of the Compensation & Human Resources Committee effective May 5, 2017.*
5. *Mr. Hodgins elected to receive his equity retainer in Common Shares.*
6. *Mr. Sheets joined the Board on December 7, 2017 and therefore received no compensation for 2017.*

Director Equity Ownership Requirements

In order to further align the directors' interests with those of Shareholders, directors are required to hold equity interests in Enerplus (Common Shares and/or DSUs) equal to a minimum of three times their total annual compensation (i.e., their annual cash and equity retainers, excluding any committee chair premiums and meeting fees) within five years of their election to the Board.

Outlined below is the number and value of Common Shares and DSUs owned by each independent director as at March 12, 2018. Equity ownership requirements for Mr. Dundas, the CEO of Enerplus, are reflected in the *"Executive Compensation"* section in this Information Circular. The value of a director's total equity ownership is calculated based on the higher of either the closing price of the Common Shares on the TSX on March 12, 2018 or their original purchase price (and in the case of DSUs, their grant date fair value).

Currently, all Board members other than Mr. Sheets have met their prescribed equity ownership level. Mr. Sheets has until December 17, 2022 to meet these requirements.

Name	Common Shares (#)	DSUs (#)	Total Value of Equity Ownership ($)	Equity Ownership Requirement ($)
Michael R. Culbert	10,000	42,028	790,862	397,500
Hilary A. Foulkes	23,290	42,028	952,586	397,500
Robert B. Hodgins	37,373	24,346	1,084,261	397,500
Susan M. MacKenzie	6,450	57,894	992,116	397,500
Elliott Pew	39,600	80,525	1,890,316	735,000
Glen D. Roane	84,679	60,537	2,690,585	397,500
Jeffrey W. Sheets	-	8,480	119,144	397,500
Sheldon B. Steeves	1,600	54,715	826,188	397,500

Letter to Shareholders

Dear Fellow Shareholder,

We, the Board of Directors, are accountable to our Shareholders for the overall stewardship of Enerplus.

Our accountability includes a commitment to provide our Shareholders with information on the executive compensation philosophy, programs and decision-making at Enerplus that enable us to attract, motivate and retain the high quality executive talent we need to deliver Shareholder value.

The purpose of this letter is to provide an overview of Enerplus' performance in 2017, the compensation decisions we made, including to CEO compensation, and changes we have made that will impact executive compensation going forward.

2017 Corporate Performance

Enerplus' top quartile shareholder return relative to both Canadian and U.S. peers is the result of many significant achievements in 2017, including the following:

- ✓ Successful divestment of the majority of non-core Canadian properties;
- ✓ Meeting or exceeding all operational metrics; and,
- ✓ Exceeding all Safety & Social Responsibility targets.

Details related to our goals and achievements are provided under *Short Term Incentive: 2017 Corporate Bonus Performance Assessment*.

CEO Compensation Decisions

Every year, the Compensation & Human Resources Committee reviews executive pay and benchmarking analysis, and evaluates compensation payouts under various performance scenarios. The Committee considers corporate and individual performance results to make informed executive compensation decisions that are tied to the performance of Enerplus and Shareholder returns.

We made the following decisions with respect to Mr. Dundas' compensation levels in 2017:

- ✓ Base salary: Mr. Dundas did not receive a salary increase in 2017.

- ✓ Short term incentive: Mr. Dundas' 2017 short term incentive reflects his exceptional individual performance and Enerplus' superior corporate performance, as assessed in our annual corporate scorecard. The Board approved an annual corporate rating of 1.45 (out of 2.0), and a bonus award for Mr. Dundas of $656,190. This bonus reflects achievement of 158.5% of Mr. Dundas' target short term incentive award.

- ✓ Long term incentives: The Board determines annual long term incentive awards at the outset of the year. In January 2017, the Board approved a long term incentive award for Mr. Dundas of $2,587,500. This represented an award of 125% of Mr. Dundas' target long term incentive grant. This grant reflects Enerplus' exceptional performance in 2016 under Mr. Dundas' leadership.

Further details on Mr. Dundas' 2017 accomplishments and compensation can be found in the *Named Executive Officer Profiles* section.

In the interest of transparency, the Board would like to provide you with insight into the CEO pay decisions that we have made to date this year. These include:

✓ Base salary: Effective April 1, 2018, Mr. Dundas' base salary will increase by 2.5% to $530,437.

✓ Short term incentive: Mr. Dundas' 2018 short term incentive target will remain unchanged at 80% of base salary. The Board has approved a scorecard of corporate objectives that will be used to determine Mr. Dundas' annual bonus after 2018 concludes.

✓ Long term incentives: In February 2018, the Board approved a long term incentive award for Mr. Dundas of $2,758,272. This represents an award of 130% of Mr. Dundas' target long term incentive grant. This grant reflects the strong corporate performance under Mr. Dundas' leadership.

Compensation Program Changes

We have made the following changes to executive compensation programs and policies over the past two years:

✓ Treasury reserve: reduced the size of the Treasury reserve under the Share Award Incentive Plan to 3.8% from 5.0%;
✓ Double trigger: amended language in the Share Award Incentive Plan to clarify "double trigger" vesting upon a change in control;
✓ CEO hold requirement: amended the Equity Ownership Guidelines to require the CEO to hold all vested LTI as equity until he or she has achieved the ownership threshold under the guidelines;
✓ Clawback: introduced a recoupment policy to require repayment of any incentive awards if an individual commits fraud or another illegal act affecting Enerplus' financial results; and,
✓ Anti-hedging: strengthened our policy to ensure applicability to all situations and employees.

We continue to monitor feedback from Shareholders and shareholder advisory firms to assess whether further changes are warranted.

Shareholder Engagement on Executive Compensation

As a Shareholder, we value your opinion on how we steward Enerplus and the decisions we make. Annually, Shareholders vote on the approval of the non-binding resolution on Enerplus' approach to executive compensation. This resolution was approved by 94.55% of Shareholders who voted at the last Shareholder meeting. We trust we have made appropriate decisions to secure another favourable vote this year.

We welcome your input regarding our executive compensation philosophy and how to strengthen the linkage to corporate performance. Direct communication fosters trust and transparency, and provides us with confidence that we are making the right decisions for Enerplus and its Shareholders. To contact us, you can write to Enerplus, Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

Sincerely,

"Elliott Pew"   *"Michael R. Culbert"*

Elliott Pew   Michael R. Culbert
Chairman, Board of Directors   Chair of the Compensation & Human Resources Committee

Named Executive Officers

The Named Executive Officers who are the focus of the Compensation Discussion & Analysis and who appear in the compensation tables are:

Name	Title	Level
Ian C. Dundas	President & CEO	CEO
Jodine J. Jenson Labrie	Senior Vice President & Chief Financial Officer	SVP
Eric G. Le Dain	Senior Vice President, Corporate Development, Commercial	SVP
Raymond J. Daniels	Senior Vice President, Operations, People & Culture	SVP
Edward L. McLaughlin	President, U.S. Operations	VP

Named Executive Officer Profiles

The following profiles provide you with background on each of the Named Executive Officers who continued to be employed by Enerplus as of December 31, 2017. In addition, their individual 2017 total compensation, comparison to 2016 compensation, and percentage of at risk compensation is reflected below.



Ian C. Dundas

President & Chief Executive Officer
Enerplus: 16 years
Industry: 25+ years
Calgary, Alberta, Canada



Total Compensation

$3,183,689 $3,874,050

Other Compensation
$112,869

Annual Incentive Plan
$656,190

Other Compensation
$89,036

Annual Incentive Plan
$714,150

Equity Awards Value
$2,587,491

Equity Awards Value
$1,863,003

Base Salary Earnings
$517,500

Base Salary Earnings
$517,500

2016   2017

Change in Compensation

(2017 vs. 2016)

Other Compensation
27%

Annual Incentive Plan
-8%

Equity Awards Value
39%

Base Salary Earnings
0%

Pay Mix

Annual Incentive Plan - 17%

Other Compensation - 3%

Base Salary Earnings - 13%

Equity Awards Value - 67%

Total Compensation at Risk - 84%

Current Equity Holdings

212,645
TOTAL

Common
Shares

RSUs

Accountability

Mr. Dundas became President & Chief Executive Officer of Enerplus on July 1, 2013. As President & Chief Executive Officer, Mr. Dundas is responsible for overall leadership of the strategic and operational performance of Enerplus.

Biography

Prior to joining Enerplus, Mr. Dundas held several executive positions in the merchant banking business, where he helped oil and gas companies grow by accessing the funding and expertise they required. Mr. Dundas is a member of the Canadian Council of Chief Executives and of the Board of Governors of the Canadian Association of Petroleum Producers. Mr. Dundas has been an active volunteer in numerous charitable endeavors and is currently Co-chair of the Calgary YMCA Power of Potential campaign. Mr. Dundas has sat on the boards of numerous private and public companies. Mr. Dundas holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Bachelor of Laws (Distinction) from the University of Alberta. He was called to the Alberta Bar in 1995.

2017 Key Achievements

✓ Divested of non-core Canadian properties with annualized opex of $63 million, reducing undiscounted asset retirement obligations by $168 million.
✓ Re-initiated growth, by growing liquids volumes by 39% from the first quarter of 2017 through the fourth quarter, after adjusting for divestments.
✓ Exceeded all targets related to Safety & Social Responsibility.



Jodine J. Jenson Labrie

SVP & Chief Financial Officer
Enerplus: 15 years
Industry: 20+ years
Calgary, Alberta, Canada

Total Compensation



$1,382,256 $1,699,606

Other Compensation $65,256
Other Compensation $55,868
Annual Incentive Plan $267,060
Annual Incentive Plan $271,890
Equity Awards Value $1,056,031
Equity Awards Value $769,498
Base Salary Earnings $311,259
Base Salary Earnings $285,000

2016   2017

Change in Compensation

(2017 vs. 2016)



Other Compensation 17%
Annual Incentive Plan -2%
Equity Awards Value 37%
Base Salary Earnings 9%

Pay Mix



Annual Incentive Plan - 16%
Other Compensation - 4%
Base Salary Earnings - 18%
Equity Awards Value - 62%
Total Compensation at Risk - 78%

Current Equity Holdings



87,683 TOTAL

Common Shares

RSUs



Eric G. Le Dain

SVP Corporate Development,
Commercial
Enerplus: 12 years
Industry: 30+ years
Calgary, Alberta, Canada

Total Compensation



$1,732,375 $1,928,430

Other Compensation $68,336
Other Compensation $70,184
Annual Incentive Plan $295,847
Annual Incentive Plan $352,977
Equity Awards Value $1,224,192
Equity Awards Value $969,159
Base Salary Earnings $340,055
Base Salary Earnings $340,055

2016   2017

Change in Compensation

(2017 vs. 2016)



Other Compensation -3%
Annual Incentive Plan -16%
Equity Awards Value 26%
Base Salary Earnings 0%

Pay Mix



Annual Incentive Plan - 15%
Other Compensation - 4%
Base Salary Earnings - 18%
Equity Awards Value - 63%
Total Compensation at Risk - 79%

Current Equity Holdings



55,668 TOTAL

Common Shares

RSUs



Raymond J. Daniels

SVP, Operations, People & Culture
Enerplus: 11 years
Industry: 30+ years
Calgary, Alberta, Canada

Total Compensation



$1,710,176 $1,845,796

Other Compensation $65,068
Annual Incentive Plan $310,246
Equity Awards Value $968,141
Base Salary Earnings $366,721

Other Compensation $64,270
Annual Incentive Plan $314,647
Equity Awards Value $1,100,159
Base Salary Earnings $366,721

2016   2017

Change in Compensation



(2017 vs. 2016)

Other Compensation -1%
Annual Incentive Plan 1%
Equity Awards Value 14%
Base Salary Earnings 0%

Pay Mix



Annual Incentive Plan - 17%
Other Compensation - 3%
Base Salary Earnings - 20%
Equity Awards Value - 60%
Total Compensation at Risk - 77%

Current Equity Holdings



84,409 TOTAL

Common Shares
RSUs



Edward L. McLaughlin

President, U.S. Operations
Enerplus: 7 years
Industry: 30+ years
Denver, Colorado, USA

Total Compensation (USD)



$1,010,647 $1,111,714

Other Compensation $38,800
Annual Incentive Plan $228,442
Equity Awards Value $433,653
Base Salary Earnings $309,752

Other Compensation $39,200
Annual Incentive Plan $220,698
Equity Awards Value $542,064
Base Salary Earnings $309,752

2016   2017

Change in Compensation



(2017 vs. 2016)

Other Compensation 1%
Annual Incentive Plan -3%
Equity Awards Value 25%
Base Salary Earnings 0%

Pay Mix



Annual Incentive Plan - 20%
Other Compensation - 4%
Base Salary Earnings - 28%
Equity Awards Value - 49%
Total Compensation at Risk - 69%

Current Equity Holdings



53,013 TOTAL

Common Shares
RSUs

Notes

1. Mr. McLaughlin is paid in U.S. dollars. The compensation components are displayed here in U.S. dollars for the purposes of comparing the change year-over-year. Other compensation tables under the "Executive Compensation" section of this circular reflect the Canadian dollar equivalent of the U.S. dollar with respect to Mr. McLaughlin's compensation. For 2016 and 2017, the Canadian dollar equivalents of the U.S. dollar are based on the exchange rate in effect on December 31, 2016 of US$1.00=CDN$1.3427 and December 29, 2017 US$1.00=CDN$1.2545, respectively.

Compensation & Human Resources Committee Governance

The Compensation & Human Resources Committee is made up exclusively of independent directors. Mr. Culbert serves as Chair, while other current members are Mr. Barr and Ms. Foulkes. The Committee members' experience in leadership roles throughout their careers, their extensive knowledge of the energy industry and their mix of experience in the areas of operations, corporate strategy and financial matters, provides the collective experience, skills and qualities to effectively support the Committee in carrying out its mandate.

The Committee has primary responsibility for executive compensation, including setting compensation levels, ensuring plan designs align with Shareholder interests, assessing performance and compensation risk, and determining appropriate incentive payouts. The following describes the annual compensation process and roles for various stakeholders. The Committee's responsibilities are detailed in Schedule B.

1 Management	2 Compensation & Human Resources Committee	3 Board of Directors	4 Shareholder Vote & Advisory Groups
Conducts analysis and creates a proposal	*Reviews and modifies Management's proposal and recommends to the Board*	*Reviews and approves the Committee's recommendations*	*Participates in advisory vote*
- Develops draft corporate scorecard, corporate objectives and CEO objectives at the outset of the year - Conducts benchmarking - Develops a compensation peer group - Pay for performance analysis - Evaluates executive compensation payouts under various performance scenarios - CEO proposes the corporate performance rating for the annual bonus pool using the corporate scorecard - CEO proposes recommendations concerning executive salaries, annual bonuses, and PSU and RSU awards, based on: - Individual and corporate performance against specific objectives - The competitive positioning of each executive's compensation - Internal equity - Potential payouts of long term incentives - Industry conditions	- Recommends Board approval of the corporate scorecard, corporate objectives and CEO objectives - Approves the peer group - Reviews executive pay, benchmarking analysis, risk considerations, and evaluates future payouts - Consults with external compensation advisor to understand trends and new regulatory developments related to executive compensation and governance - Considers corporate and individual performance results used to develop executive compensation recommendations - Develops recommendations for the CEO's annual compensation - May modify the CEO's proposals for executive compensation - May modify the CEO's recommendation for the corporate performance rating	- Ultimate accountability for the approval of all major compensation programs and policies, aggregate incentive plan payouts, and executive compensation levels - Considers success in achieving corporate objectives as well as absolute and relative Shareholder returns when making these decisions	- Enerplus voluntarily implemented a Shareholder advisory vote in 2014 - Voting results, along with feedback from investors and shareholder advisory groups, are considered when setting executive compensation levels, making changes to existing programs, and implementing new plans or policies - Feedback is received from Shareholders throughout the year, including through Shareholder outreach, as appropriate

Use of External Advisors

The Compensation & Human Resources Committee regularly retains the services of external compensation consultants to provide information and recommendations on market conditions and appropriate competitive practices.

Hugessen Consulting Inc. was initially retained in May 2015, following a formal request for proposals by the Committee, to be the Committee's independent and primary executive compensation advisor. Hugessen's primary mandate in both 2017 and 2016 was to advise the Committee on executive compensation and incentive plan design.

In order to ensure the independence of the Compensation & Human Resources Committee's advisors, management must seek approval from the Committee prior to retaining Hugessen for other engagements. The following table reflects fees incurred in 2017 and 2016 for the engagement of external compensation consulting.

Consultant Engagement Fees

Fee Type	2017 ($000s)	2016 ($000s)
Executive Compensation Related Fees[1]	78.3	165.7
All Other Fees[2]	-	-
Total	78.3	165.7

Notes:

1. *Compensation related fees for services related to determining compensation for Enerplus' executive officers. This work was completed at the request of the Compensation & Human Resources Committee.*

2. *No other fees have been paid to Hugessen.*

Aligning Executive Compensation and Shareholder Interests

Compensation Principles

Our executive compensation programs reflect the following principles, which we believe are in the best interests of Shareholders and align with corporate governance best practices:

What We Do

✓ Provide a meaningful part of executive compensation that is "at risk" and contingent upon corporate and individual performance

✓ Retain external compensation experts, who report directly to the Compensation & Human Resources Committee

✓ Benchmark pay levels and mix to other organizations of comparable size in the same industry and geographic areas

✓ Disclose the operational and financial performance drivers included in the corporate scorecard used to determine incentive payouts

✓ Measure performance and align compensation outcomes with the achievement of corporate goals over multiple time horizons

✓ Align executive interests with Shareholders' by having equity ownership guidelines, including requiring the CEO to hold all vested LTI in Common Shares until his minimum ownership requirement is satisfied

✓ Mitigate risk by having anti-hedging and recoupment/clawback policies in place

✓ Include a "double trigger" in our executive employment agreements so that severance payments are due upon a Change of Control only if employment is also effectively terminated

✓ Provide reasonable benefits and perquisites that are market competitive and within industry norms

✓ Provide long term incentive provisions upon retirement to encourage eligible executives' voluntary retirement and to align retiring executives' financial interests with continued long term corporate performance

✓ Provide Shareholders an opportunity to have their say on executive pay decisions through an advisory vote

What We Don't Do

✕ Back-date, reprice or cancel Options (and we are no longer granting Options)

✕ Pay dividends on PSUs or RSUs prior to vesting

✕ Provide tax gross-ups

✕ Offer a pension plan

✕ Provide financial assistance to executives for any purpose

Risk Mitigation

Enerplus recognizes that certain compensation designs could promote unintended behaviours that may, in certain circumstances, be misaligned with Enerplus' and the Shareholders' best interests. Enerplus, through the structure of its compensation programs, seeks to mitigate behavioural conflict risk and align executive actions and decisions with the interests of Enerplus and its Shareholders. There are additional risks that Enerplus is typically subject to; however, this discussion focuses solely on risks linked to the executive compensation programs. Elements of Enerplus' mitigation of behavioural risk are embedded in its compensation processes and executive compensation design as follows:

Process Elements

✓ Members of the Compensation & Human Resources Committee meet regularly to review both employee and executive compensation and human resources issues generally, with the majority of the meetings focused on executive compensation

✓ Engagement by the Committee of an independent third party consultant to review the executive compensation programs to provide additional objectivity

✓ A regular review of proxy materials and compensation survey data analysis identifies whether Enerplus' compensation programs are deviating from pay philosophy and market practices

✓ Review and evaluate proposed plan design

✓ Monitor incentive program performance

✓ Review CEO and senior executive objectives and goals

Compensation Design Elements

✓ A significant portion of the executives' compensation package is comprised of "at risk" elements such as long term incentives and short term incentive bonus. This "at risk" compensation aligns executive and Shareholder interests as Shareholder returns directly impact the calculation of the short term and long term incentives

✓ Minimum equity ownership requirements for the executive officers ensure that the executives are also Shareholders and, therefore, increase alignment with the Shareholders' interests

✓ An annual incentive plan coupled with three-year vesting of long term incentive awards ensures a focus on both near term performance and long term value creation

Equity Ownership Requirements

To align executive and Shareholder interests, all executives have a minimum equity ownership threshold that must be achieved within five years of the date of their appointment as an executive of Enerplus. In the event of an increased ownership threshold resulting from promotion to a higher executive level, an executive must achieve the higher ownership threshold within three years of that promotion.

Each executive must hold Enerplus equity valued at or greater than the following multiples of their base salary:

Position	Multiple of Salary
Chief Executive Officer	3X
Senior Vice President	2X
Vice President	1X

At least one-half of the executive's ownership requirements must be in Common Shares. The remainder is permitted to be held in unvested RSUs.

Until the CEO satisfies the equity ownership threshold, any vested LTI awards must be held in the form of Common Shares. This mandatory hold period is designed to accelerate the achievement of this alignment.

As of March 12, 2018, all Named Executive Officers were in compliance with Enerplus' equity ownership guidelines.

Name	Common Shares [1] (#)	RSUs (#)	Total Value of Equity Ownership [2] ($)	Equity Ownership Requirement ($)
Ian C. Dundas	80,752	131,893	4,425,596	1,552,500
Jodine J. Jenson Labrie	31,892	55,791	1,297,488	640,024
Eric G. Le Dain	18,802	36,866	1,000,828	680,109
Raymond J. Daniels	20,861	63,548	1,350,366	733,442
Edward L. McLaughlin[3]	14,265	38,748	786,546	397,412

Notes:

1. Based on the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by each Named Executive Officer.

2. Based on the higher of the closing price of the Common Shares on the TSX of $14.05 per Common Share on March 12, 2018 or their book value at the time of acquisition or grant.

3. Mr. McLaughlin is a U.S. employee paid in U.S. dollars. The amounts represent the Canadian dollar equivalent of the U.S. dollar equity ownership value based on the exchange rate in effect on March 12, 2018 of US$1.00=CDN$1.2830.

Anti-Hedging Policy

Enerplus believes that the interests of the directors and executives should be aligned with other Shareholders. To promote this alignment, our Code of Business Conduct expressly prohibits directors and employees, including all executives, from entering any type of hedging transaction involving Enerplus securities.

Clawback Policy

Enerplus introduced a recoupment policy in 2017 that applies to all officers and employees. Under this policy, any officer or employee who has committed fraud or another illegal act affecting Enerplus' financial results shall be required to repay any incentive-based compensation paid to that individual for the financial year in question.

Additionally, Enerplus, as a foreign private issuer, is subject to certain U.S. legislation, including provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act provides that in the event an issuer is required to prepare an accounting restatement as a result of the material non-compliance of the issuer with any financial reporting requirement, the chief executive officer and the chief financial officer of the issuer will be required to reimburse the issuer for certain elements of such executive's compensation. In Enerplus' case, the elements include annual bonus and PSUs. Enerplus abides by these laws.

Compensation Discussion & Analysis

Executive Compensation Strategy & Philosophy

Our compensation strategy is to attract, motivate, retain and reward top talent while balancing risk, short term performance and long term Shareholder value creation. In determining compensation and ensuring alignment to a pay for performance philosophy, Enerplus references corporate performance and peer group compensation, and positions executive compensation below, at or above the median based on the particular executive's

role, performance, knowledge and experience. Our programs are reviewed regularly against the peer group to ensure market competitiveness.

Enerplus undergoes the following sequence when determining executive compensation and the desired outcomes of our rewards philosophy:



1 Factors we Consider	2 Executive Compensation Design	3 Executive Outcomes we Achieve	4 Business Outcomes we Deliver
▪ Corporate Performance ▪ Individual Performance ▪ Scope of Role ▪ Executive Expertise ▪ Peer Practices	▪ Base Salary ▪ Bonus ▪ LTI ▪ Other Compensation	▪ Attract ▪ Motivate ▪ Retain ▪ Reward	▪ Results ▪ Shareholder Value Creation

Pay "At Risk"

Enerplus ensures that a meaningful portion of executive pay is "at risk" - meaning that it is not a guaranteed payment. To align with our pay for performance philosophy, a significant percentage of the executives' total compensation is comprised of short term and long term incentives which link directly to corporate performance and to Enerplus' relative TSR. For the 2017 performance year, the following table shows the mix of compensation components and demonstrates the proportion of "at risk" pay for the CEO and other Named Executive Officers relative to total compensation.

In 2017, the proportion of the Named Executive Officers' target "at risk" compensation was aligned with Enerplus' peer group.



Enerplus CEO

- Annual Incentive Plan - 17%
- Other Compensation - 3%
- Base Salary Earnings - 13%
- Equity Awards Value - 67%
- Total Compensation at Risk - 84%



Other Enerplus NEOs

- Annual Incentive Plan - 17%
- Other Compensation - 4%
- Base Salary Earnings - 21%
- Equity Awards Value - 58%
- Total Compensation at Risk - 75%

Executive Compensation Components

Executive Compensation Components Summary

The following table summarizes the compensation components offered to executives and illustrates the "at risk" and "not at risk" components. Further description follows this summary.

	Not at Risk Compensation		At Risk Compensation	
	Base Salary	**Other Compensation**	**Bonus Plan**	**Long Term Incentives (LTI)**
Description	Fixed amount of pay to compensate for daily work	Health and insurance benefits, Savings Plan, car allowance and parking	Lump sum cash payment provided for previous calendar year performance	LTI awards are split: 75% in PSUs and 25% in RSUs
Purpose	Compensates for executive's role, performance and background	Assists in the overall health and financial wellbeing of executives and family	Recognizes and rewards individual and corporate achievements during previous calendar year	To drive mid and long term corporate performance
Determination	Based on peer market data, performance, experience and scope of role relative to peers	Consideration given to market competitiveness in determining plan design features	Individual and corporate payout multiplier is up to 2X target where results are outstanding, and may be as low as 0X target for unacceptable levels of performance	LTI award is up to 2X target based on individual and corporate performance, long term contribution potential of executive, and peer group market data
Performance linkage	Salaries commensurate with executive background, role and performance	Majority of coverage is a percentage of salary	Individual portion based on achievement of individual objectives set in accordance with corporate strategy Corporate portion based on achievement of objectives approved by the Board	RSUs - Payout amounts are directly linked to share price and adjusted for dividends paid PSUs – Payout amounts range from 0X-2X the grant amount, are linked to Enerplus' relative three-year TSR, and adjusted for dividends paid
Performance Period	Day to Day	Day to Day	One Year	Three Years
Time of Payout	Semi-monthly	Semi-monthly	Annually	RSUs - Paid out in thirds on grant anniversaries PSUs - Vest on third year anniversary of grant

Base Salary

Base salaries form the foundation of our total compensation package. When determining salaries for executives, Enerplus references the median of the Company's peer group and sets an individual's salary according to the executive's role, performance, knowledge and experience.

Short Term Incentives - Bonus Plan

Executives participate in an annual bonus plan, which rewards individual and corporate achievement over the previous calendar year and is a lump sum payment. The value of the bonus is calculated as follows:

$$\text{Bonus Payment Amount} = \text{Salary} \times \text{Bonus Target \%} \times \left[\begin{array}{c} \text{Individual Weighting} \\ \times \\ \text{Individual Rating} \end{array} + \begin{array}{c} \text{Corporate Weighting} \\ \times \\ \text{Corporate Rating} \end{array} \right]$$

Bonus target amounts are expressed as a percentage of salary with individual and corporate weightings applied according to the executive's level of seniority within the organization. A more senior contributor has greater potential to impact corporate outcomes, so a higher proportion of their bonus is weighted to the corporate results.

Bonus Weightings		
Position	**Individual**	**Corporate**
Chief Executive Officer	30%	70%
Senior Vice President	40%	60%
Vice President	50%	50%

Individual performance ratings range from zero to two times the target, meaning that there is the potential to receive up to two times the individual portion of their annual bonus for outstanding performance. Executives set their individual performance goals at the outset of the year in consultation with their senior executive, or in the case of the CEO, the Chairman. Individual performance is then assessed by comparing achievements in the year relative to the predetermined goals.

The corporate performance rating also ranges from zero to two and is assessed by the Board.

Long Term Incentives (LTI)

All executives are eligible to participate in Enerplus' LTI program. Prior to 2014, executives were granted awards under Enerplus incentive plans that have since been discontinued, including the Stock Option Plan. Following the adoption of the Share Award Incentive Plan in 2014, executives are eligible to receive LTI under the Share Award Incentive Plan consisting of 75% Performance Share Units ("PSUs") and 25% Restricted Share Units ("RSUs"). Currently, all grants, when vested, are settled with Common Shares issued from treasury. Subsequently, if determined by Enerplus, in its sole discretion, prior to the relevant payment date, these Common Shares are then automatically sold on the TSX on behalf of the recipients and the recipients receive the cash proceeds from the sale. Alternatively, if determined by Enerplus, in its sole discretion, the grants made under the Share Award Incentive Plan may be settled in cash. Enerplus' LTI program allows executives to participate in the success of the Company and creates a strong alignment to Shareholder interests as its value tracks Enerplus' share price performance (in the case of RSUs and PSUs) and Enerplus' relative TSR (in the case of PSUs).

The target grant value is aligned with median competitive pay and is expressed as a percentage of salary. The grant awarded can be up to two times the target. The actual grant may be adjusted up or down from the target award based on individual and corporate performance, long term contribution potential of the executive, competitive market practices, time in and scope of role, and previous LTI awards that are outstanding at the time of a new grant.

The value of LTI payouts for awards made under the Share Award Incentive Plan is calculated as follows:

Payout Amount	=	# RSUs / PSUs Awarded + Accumulated Dividends	x	Share Price @ Payout	x	Performance Multiplier @ Payout (PSUs Only)

The PSU performance multiplier is calculated based on Enerplus' three-year TSR percentile rank relative to the members of the Company's peer comparator group specified by the Board at the time of grant. Under the Share Award Incentive Plan, performance below the 25th percentile results in zero payout.

The graph on the following page shows the PSU performance multiplier associated with various percentile rankings.



Information about the Named Executive Officers' LTI awards is reflected under "*Executive Compensation Tables - Summary Compensation Table*". Summaries of the current and past Enerplus LTI plans are contained under "*Additional Information*" in Schedules D and E of this information circular.

Savings Plan

For Canadian executives, Enerplus contributes 2% of base salary, plus matched individual contributions on a one-to-one basis up to a maximum employer contribution of 10% of salary. Contributions are made to a retirement savings or non-registered plan at the executive's direction.

For American executives, Enerplus contributes to a 401(k) Plan. The 2017 employer contribution was 2% of cash earnings, plus matching of individual contributions on a one-to-one basis up to a maximum employer contribution of the lesser of 8% of earnings or US$21,700.

For both plans, contributions are made on each pay and are immediately vested.

Benefits and Perquisites

Executives receive health and insurance benefits, wellness spending accounts, car allowances, parking payments, club memberships and financial services. Perquisites provided are nominal and average less than 5% of a Named Executive Officer's total compensation. Enerplus does not have a pension plan.

2017 Compensation Treatment for Named Executive Officers

2017 Compensation Determination

Based on 2017 performance and achievements, the Board approved the following compensation decisions, which are also reflected in the Summary Compensation Table:

✓ Ms. Jenson Labrie was the only Named Executive Officer to receive a base salary increase in 2017. This increase reflected her growth in responsibilities and capabilities since her promotion to the CFO position in September 2015;

✓ Bonus awards for 2017 were approved and paid to the Named Executive Officers in March 2018; and,

✓ The grant date fair value of 2017 LTI was determined by the Board in February 2017.

The compensation decisions made were based on each Named Executive Officer's individual performance, corporate performance, market competitive compensation levels for their position, and time in and scope of role. The aggregate remuneration paid to, or earned by, all Named Executive Officers in 2017 was $10,785,026.

Long Term Incentive Awards

The Compensation & Human Resources Committee determined the long term incentive awards for each Named Executive Officer based on individual and corporate performance and the market competitiveness of LTI awards for their position and scope of role.

In 2017, the Named Executive Officers received Share Awards consisting of 75% PSUs and 25% RSUs. The table below depicts the PSUs and RSUs granted to each Named Executive Officer in 2017:

Name	PSU Award[1] (#)	RSU Award[1] (#)	Total Grant Value ($)
Ian C. Dundas	154,754	51,585	2,587,491
Jodine J. Jenson Labrie	63,160	21,053	1,056,039
Eric G. Le Dain	73,217	24,406	1,224,202
Raymond J. Daniels	65,799	21,933	1,100,168
Edward L. McLaughlin[2]	43,213	14,404	722,523

Notes:
1. *The actual number of PSUs and RSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX. This price was based on the twenty trading days ended December 31, 2016, which was $12.54.*
2. *Mr. McLaughlin is a U.S. employee paid in U.S. dollars. The total LTI value is determined in U.S. dollars and is reflected in Canadian dollars based on the exchange rate in effect on the grant date, being approximately US$1.00=CDN$1.3329.*

Compensation Peer Group

Every year, the Compensation & Human Resources Committee approves a comparator group of companies (referred to in this Information Circular as the "Compensation Peer Group") for the purpose of executive compensation benchmarking. Peers are selected based on comparability of operations, including geography and scope as measured by production volumes, market capitalization and annual revenues.

The 2017 Compensation Peer Group used to benchmark Canadian Named Executive Officer compensation is shown below, and is unchanged from 2016. Additional compensation data from subsidiaries may be considered in determining executive compensation. Mr. McLaughlin is a U.S.-based employee and the benchmarking for his compensation was based on a peer group of U.S. exploration and production companies compiled by Mercer.

2017 Compensation Peer Group	
Advantage Oil & Gas Ltd.	Pengrowth Energy Corporation
ARC Resources Ltd.	Peyto Exploration & Development Corp.
Baytex Energy Corp.	Seven Generations Energy Ltd.
Bonavista Energy Corporation	Tourmaline Oil Corp.
Crescent Point Energy Corp.	Vermilion Energy Inc.
Obsidian Energy Ltd.	Whitecap Resources Inc.

Short Term Incentive: 2017 Corporate Bonus Performance Assessment

Corporate Performance Measurement

The Compensation & Human Resources Committee and the Board participate with management in the annual corporate goal setting process, and evaluate performance relative to these goals throughout the year. To assess corporate performance in 2017, the Committee used a scorecard approach based on the following four performance categories: Responsibility, Operational Execution, Portfolio, and Total Shareholder Return.

Although many of the objectives are numerical in nature, the evaluation process also involves the use of informed judgment and consideration of circumstances such as macroeconomic environment, internal constraints and external factors in determining the performance rating for each category. The Board may revise the calculated corporate rating if, in its application of informed judgment, it deems a revision to be warranted.

The performance assessment results in a corporate performance rating, which is used as a multiplier to calculate a portion of an executive's bonus award. The annual corporate performance rating scale ranges from zero to a maximum of 2.0. A rating of 1.0 generally reflects meeting the Board's performance expectations.

2017 Corporate Performance Summary

The table below shows the 2017 corporate scorecard and associated calculated corporate rating.

Performance Metric	Weighting (%)	Target	Performance Result	Weighted Score
Responsibility 15%				
Lost Time Injuries	6.00	4	3	0.080
Motor Vehicle Incidents (Level 3-5)	3.00	4	0	0.060
Environmental Releases (Level 3-5)	3.00	3	0	0.060
Satisfactory Regulatory Inspections (%)	3.00	85%	88%	0.039
Operational Execution 45%				
Production (Liquids) (MBBLS/D) (AA)	9.00	40.9	40.8	0.090
Production (Gas) (MBOE/D) (AA)	2.25	43.7	43.9	0.023
Production (Liquids) (MBBLS/D) (Q4)	4.50	46.6	46.8	0.045
Opex ($/BOE)	4.50	6.88	6.39	0.090
F&D Oil ($/BOE)	6.75	11.65	12.99	0.068
F&D Gas ($/BOE)	2.25	5.09	3.24	0.036
Capital Efficiency – Oil ($K/BOED) (AA)	13.50	30.7	34.4	0.135
Capital Efficiency – Gas ($K/BOED) (AA)	2.25	15.9	12.3	0.045
Portfolio 25%				
Add top quartile inventory with scope	12.50	Strategic		0.094
Improve corporate margin by divesting non-core assets of >$50MM of annualized opex	10.00	50	63	0.129
Reduce undiscounted ARO by >$150MM through divesting high liability non-core assets	2.50	150	168	0.028
Total Shareholder Return 15%				
Relative TSR (percentile)	15.00	50		0.300
Calculated Corporate Rating				**1.32**

The Board considered the above calculated scorecard results and carefully considered Enerplus' strong 2017 Q4 production, the difficult macro economic environment in which the Portfolio accomplishments were achieved, and the Company's top quartile shareholder return, and applied a modifier of 10% to approve a final corporate rating of 1.45.

Corporate Performance Relative to Executive Compensation

The following graph illustrates, using the left axis, Enerplus' cumulative total return compared to the S&P/TSX Composite Index and the S&P/TSX E&P Index based on an initial investment of $100 from the period of December 31, 2012 to December 31, 2017, assuming reinvestment of all dividends. The graph also illustrates, using the right axis, the aggregate total compensation, as set out in the Summary Compensation Table, of the Named Executive Officers who remained employed by Enerplus as of December 31st of each of those years.



Notes:

1. For 2013, compensation for Mr. Gordon J. Kerr, former CEO, is excluded from the graph as Mr. Kerr's employment with Enerplus was terminated on June 30, 2013; however, the graph includes full year compensation for Mr. Ian C. Dundas who became the CEO of Enerplus effective July 1, 2013.

2. For 2015, compensation for Mr. Robert J. Waters, former CFO, is excluded as Mr. Waters' employment with Enerplus was terminated on September 14, 2015; however, the graph includes full year compensation for Ms. Jodine J. Jenson Labrie, who became CFO of Enerplus effective September 15, 2015.

Enerplus' incentive programs consider both absolute and relative TSR. The graph above shows that Enerplus' TSR over the period has been generally aligned with, or better than, the performance of the S&P/TSX E&P Index. As a consequence, NEO long term incentive grants have reflected competitive industry levels on a grant date fair value basis and are shown in the Summary Compensation Table. The graph above does not reflect a clear correlation between NEO pay and absolute performance. It shows the valuation on the date of grant of the long term incentives rather than the actual payout value of such long term incentives. This distinction is important because more than half of NEO total compensation is in the form of long term incentives, which are directly linked to performance, and therefore the actual payout values can vary significantly from the value reported in the Summary Compensation Table.

The following table illustrates how Enerplus' current CEO's pay is linked to the absolute TSR shown above. It compares the grant date fair value of Mr. Dundas' long term incentives, as reported in the Summary Compensation Table, to the payout value of such grants made over the period from 2013 to 2017.

Grant Year	Plan Type	Grant Date Fair Value[1] $	Estimated Realized and Realizable Value[2] $	Estimated Realized and Realizable Value as a % of Grant Date Fair Value
2017	Share-Based awards	2,587,491	2,540,033	98%
	Option-Based awards	-	-	
2016	Share-Based awards	1,863,003	4,675,171	251%
	Option-Based awards	-	-	
2015	Share-Based awards	2,277,011	4,688,471	206%
	Option-Based awards	-	-	
2014	Share-Based awards	2,018,250	1,744,356	86%
	Option-Based awards	-	-	
2013	Share-Based awards	921,013	939,943	51%
	Option-Based awards	921,013	-	

Notes:

1. The Grant Date Fair Value of awards aligns with the values disclosed by Enerplus in each given year in the Summary Compensation Table and reflects what the Board intended to award Mr. Dundas under various long term incentive plans.

2. Where Share-Based awards have vested, the Estimated Realized and Realizable Value reflects the amounts paid to Mr. Dundas for awards granted in that year (e.g., the Estimated Realized and Realizable Value shown for 2013 Share-Based awards reflects payments made to Mr. Dundas in 2014, 2015 and 2016). Where those Share-Based awards were not vested as of December 31, 2017, the Estimated Realized and Realizable Value reflects the market value, as disclosed in the Outstanding Option-Based and Share-Based Awards table as of December 31, 2017. As Mr. Dundas has not exercised any of the Option-Based Awards granted in 2013, the Estimated Payout Value for Option-Based Awards reflects the in-the-money value of those awards, as disclosed in the Outstanding Option-Based and Share-Based Awards table as of December 31, 2017.

The Estimated Realized and Realizable Value of Mr. Dundas' long term incentive awards from 2013 to 2017 averaged 138% of the value assessed on the date of grant included in the above table.

In 2017, Mr. Dundas' LTI grant was comprised of PSUs (75%) and RSUs (25%). The Estimated Realized and Realizable Value of PSUs is valued according to Enerplus' TSR relative to the performance of the S&P/TSX E&P Index, while the Estimated Payout Value of RSUs is based on the value of the award at grant plus Enerplus' absolute TSR over the period. Note that because the 2015, 2016, and 2017 estimated payouts of Share-Based awards are projected, actual realized payouts will vary from the estimates shown above, based on both absolute and relative TSR during 2018 to 2021.

Executive Compensation Tables

Summary Compensation Table

Outlined below is a description of the compensation paid, payable, awarded or granted to the Named Executive Officers in 2017, 2016 and 2015. Enerplus does not have a pension plan or similar deferred compensation plans. All dollar figures shown below are in Canadian dollars; Mr. McLaughlin is paid in U.S. dollars and the amounts presented have been converted as described in the notes following the table.

Name and Position	Year	Salary	Share-Based awards[1]	Option-Based awards[2]	Non-equity incentive plan compensation: annual incentive plans[3]	All other compensation[4]	Total compensation
		($)	($)	($)	($)	($)	($)
Ian C. Dundas President & CEO	2017	517,500	2,587,491	-	656,190	112,869	3,874,050
	2016	517,500	1,863,003	-	714,150	89,036	3,183,689
	2015	517,500	2,277,011	-	310,500	128,401	3,233,412
Jodine J. Jenson Labrie Senior Vice President & Chief Financial Officer	2017	311,259	1,056,031	-	267,060	65,256	1,699,606
	2016	285,000	769,498	-	271,890	55,868	1,382,256
	2015	268,162	574,196	-	132,780	62,347	1,037,486
Eric G. Le Dain Senior Vice President, Corporate Development, Commercial	2017	340,055	1,224,192	-	295,847	68,336	1,928,430
	2016	340,055	969,159	-	352,977	70,184	1,732,375
	2015	340,055	1,173,198	-	167,307	82,770	1,763,329
Raymond J. Daniels Senior Vice President, Operations, People & Culture	2017	366,721	1,100,159	-	314,647	64,270	1,845,797
	2016	366,721	968,141	-	310,246	65,068	1,710,176
	2015	363,782	1,210,195	-	127,393	87,564	1,788,934
Edward L. McLaughlin[5] President, U.S. Operations	2017	388,584	722,517	-	276,866	49,176	1,437,143
	2016	415,904	592,294	-	306,729	52,097	1,367,024
	2015	428,697	734,506	-	182,197	59,470	1,404,870

Notes:

1. *Represents the Board's determination of the fair value on the date of grant of the PSUs and RSUs awarded to the Named Executive Officers under the Share Award Incentive Plan. The actual value realized upon the vesting and payment for these awards may be greater or less than the grant date fair value indicated. See "Additional Information" for summaries of this LTI plan.*

For PSUs granted in 2017, 2016 and 2015, and for RSUs granted in 2017, the actual number of PSUs and RSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the twenty trading days ending December 31, 2016, 2015 and 2014 (in the case of PSUs, respectively) and December 31, 2016 (in the case of RSUs). For RSUs granted in 2016 and 2015, the actual number of RSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding and including the grant date.

The grant date fair value presented for these awards is consistent with the fair value used for accounting purposes.

2. *No Options under the Stock Option Plan or any other Option-Based awards have been granted since the adoption of the Share Award Incentive Plan in 2014. The Stock Option Plan is now closed.*

3. *Represents the cash bonus awards earned by the Named Executive Officers for 2017, 2016 and 2015 performance, which were determined and paid in March of the following year.*

4. *Reflects payments made by Enerplus to each of the Named Executive Officers for health and insurance benefits, wellness spending accounts, car allowances, parking payments, club memberships, financial services and the Savings Plan or 401(k) matching contribution. All perquisites represent less than 25% of the value reported, except for Savings Plan and 401(k) contributions. These contributions represent 46% to 57% of each NEO's total perquisites. In 2015, each of the NEOs received one-time payments for accrued, unused vacation as Enerplus transitioned to a new vacation policy.*

5. *Mr. McLaughlin is a U.S. employee paid in U.S. dollars. The amounts presented for Share-Based awards represent the Canadian-dollar equivalent of the U.S. dollar grant date fair value based on the exchange rate in effect on the grant date, being approximately US$1.00=CDN$1.3329 for 2017 awards, US$1.00=CDN$1.3648 for 2016 awards, and US$1.00=CDN$1.1783 for 2015 awards. All other amounts represent the Canadian-dollar equivalent of the U.S. dollar based on the exchange rate in effect on December 31 of the applicable year, being US$1.00=CDN$1.2545 for 2017, US$1.00=CDN$1.3427 for 2016, and US$1.00=CDN$1.3840 for 2015.*

Outstanding Option-Based and Share-Based Awards as of December 31, 2017

The following table includes all awards outstanding as of December 31, 2017 under the Stock Option Plan, as these awards are considered "Option-Based awards" under applicable securities laws. Following the adoption of the Share Award Incentive Plan in 2014, Enerplus has not made any grants under the Stock Option Plan.

The table also includes outstanding awards as of December 31, 2017 under the Share Award Incentive Plan, as these awards are considered "Share-Based awards" under applicable securities laws. There were no Share-Based awards that vested in 2017 but have not been paid out or distributed as of December 31, 2017.

Name	Option-Based Awards				Share-Based Awards	
	Common Shares underlying unexercised Options (#)	Exercise prices of Options ($)	Option expiration dates	Value of unexercised in-the-money Options[1] ($)	Number of Share-Based awards that have not vested[2] (#)	Market or payout value of Share-Based awards that have not vested[3] ($)
Ian C. Dundas	140,915	15.77	March 5, 2020	-	426,239 PSUs	5,247,002
	397,972	13.96	March 5, 2020	-		
	151,859	13.23	July 9, 2019	-		
	289,032	23.00	March 8, 2019	-	141,400 RSUs	1,740,634
	105,264	30.40	March 10, 2018	-		
Jodine J. Jenson Labrie	57,199	13.96	March 5, 2020	-	175,295 PSUs	2,157,881
	24,395	18.05	March 5, 2020	-		
	14,411	13.23	July 9, 2019	-		
	3,640	15.61	March 8, 2019	-		
	24,869	23.00	March 8, 2019	-	56,670 RSUs	697,608
	17,438	30.40	March 10, 2018	-		
Eric G. Le Dain	237,854	13.96	March 5, 2020	-	214,447 PSUs	2,639,843
	52,722	13.23	July 9, 2019	-		
	144,437	23.00	March 8, 2019	-	71,055 RSUs	874,687
	64,693	30.40	March 10, 2018	-		
Raymond J. Daniels	192,814	13.96	March 5, 2020	-	206,881 PSUs	2,546,705
	88,642	13.23	July 9, 2019	-		
	160,821	23.00	March 8, 2019	-		
	16,732	30.64	March 10, 2018	-	68,781 RSUs	846,694
	47,720	30.40	March 10, 2018	-		
Edward L. McLaughlin	151,216	13.96	March 5, 2020	-	129,921 PSUs	1,599,328
	27,582	14.14	March 8, 2019	-		
	36,711	23.00	March 8, 2019	-	42,989 RSUs	529,195
	15,920	25.70	March 10, 2018	-		

Notes:

1. The value of the unexercised in-the-money Options as of December 31, 2017 is determined based on the excess of the closing price of the Common Shares on the TSX on December 29, 2017 of $12.31 per Common Share over the applicable exercise price. All outstanding Options were vested as at December 31, 2017.

2. Represents the number of PSUs and RSUs awarded in 2015, 2016, and 2017 pursuant to the Share Award Incentive Plan, and which were outstanding as at December 31, 2017.

3. The estimated future payouts represent Enerplus' estimate, as at December 31, 2017, of the future payout amount of such awards based on the closing price of the Common Shares on the TSX on December 29, 2017 of $12.31 per Common Share.

   For both PSUs and RSUs, the number of units vesting will be multiplied by an adjustment ratio. This adjustment ratio was set at 1.0 at the time of grant, and will be cumulatively adjusted on a compounding basis to reflect the notional reinvestment of any dividends paid by Enerplus over the vesting period.

   For PSUs, the estimated market or payout value assumes a relative performance factor (Multiplier) of 1.0X, which corresponds to Enerplus achieving the 50th (median) percentile compared to its performance group. The Multiplier ranges from a minimum of 0.0X to a maximum of 2.0X. The actual amount ultimately paid to the Named Executive Officers in respect of such PSUs upon vesting may be greater or less than the amounts indicated.

   PSUs vest 100% approximately three years from the date of grant. RSUs vest as to one-third each year on the first, second and third anniversaries of the date of grant. Accordingly, PSUs granted effective January 1, 2015 vested on December 31, 2017, while none of the PSUs granted in 2016 or 2017 were vested as of that date. Two thirds of the RSUs granted in 2015 and one third of the RSUs granted in 2016 were vested as of December 31, 2017, but none of the RSUs granted in 2017 were vested as of that date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the awards that vested or were earned in 2017 for each Named Executive Officer under the Stock Option Plan (which are "Option-Based awards") and under the Share Award Incentive Plan (which are "Share-Based awards"), as well as the amount of non-equity incentive plan awards.

Name	Option-Based awards - Value vested during the year[1]	Option-Based awards - Value realized upon exercise during the year[2]	Share-Based awards - Value vested during the year[3]	Non-equity incentive plan compensation - Value earned during the year[4]
	($)	($)	($)	($)
Ian C. Dundas	-	-	4,935,577	656,190
Jodine J. Jenson Labrie	-	-	1,470,048	267,060
Eric G. Le Dain	-	-	2,544,106	295,847
Raymond J. Daniels	-	-	2,619,647	314,646
Edward L. McLaughlin[4]	-	-	1,563,464	276,866

Notes:
1. *All Options vested prior to 2017.*
2. *None of the NEOs exercised Options during 2017.*
3. *Represents the aggregate value that the Named Executive Officers received from PSUs and RSUs granted pursuant to the Share Award Incentive Plan that vested in 2017. This includes PSUs awarded in 2015 and certain RSUs awarded in 2014, 2015, and 2016. The PSUs vested on December 31, 2017 and achieved a performance factor of 2.00. The Board determined, in advance of the PSU vest date, to incorporate returns for peers that ceased to exist prior to the vest date in the performance factor calculation. Without such an amendment, the performance factor would have been unchanged. The underlying Common Shares of the vested PSUs were sold by the Company at an average price of $12.78. The RSUs vested on March 4 to 6, 2017. The underlying Common Shares of the vested RSUs were sold by the Company at an average price of $10.70.*
4. *Represents the cash bonus awards earned by the Named Executive Officers for 2017 performance, which were paid in March 2018. Mr. McLaughlin's cash bonus was paid in U.S. dollars, and the Canadian-dollar denominated equivalent represented is based on the exchange rate in effect on December 31, 2017, being US$1.00=CDN$1.2545.*

Termination and Change of Control Benefits

Enerplus has employment agreements in place with each of its executives which outline the terms and conditions of the employment contract and treatment in the event of termination, change in role or Change of Control.

Executives commit to non-solicitation and confidentiality conditions in the event of termination and, in exchange, may be eligible for severance payments and benefits. As a condition of receiving such payments and arrangements, the executive:

✓ Must execute a release that releases Enerplus from further obligations and liabilities to the executive;

✓ May not, directly or indirectly, without the consent of Enerplus, solicit for hire any employee of Enerplus for employment with another entity during the severance period;

✓ May not, directly or indirectly, acquire more than 5% of the outstanding securities of Enerplus for the duration of the severance period; and,

✓ May not engage in any non-management proxy solicitation with respect to Enerplus for the duration of the severance period or disclose proprietary information regarding Enerplus' operations or business opportunities.

In addition to the terms of the employment agreements, the terms of the relevant LTI plans provide for the accelerated vesting and/or payout of outstanding grants in certain circumstances involving termination of employment, a Change of Control or certain corporate transactions involving Enerplus. See Schedules D and E for additional information regarding the Share Award Incentive Plan and the Stock Option Plan, respectively.

Summary of Termination Provisions for Named Executive Officers

Termination Type	Salary	Bonus	LTI	Benefits and Perquisites
For Just Cause (by Enerplus) or by Executive without Good Reason (Resignation)	None	None	All unexercised, unvested or unpaid grants or awards are immediately forfeited and cancelled on termination date, per the applicable plans	Cease on termination date
Without Just Cause (by Enerplus), or For Good Reason (by Executive) following a Change of Control	Lump sum cash payment equal to the aggregate base salary the executive would receive during the severance period	Lump sum cash payment equal to the average of the last two years' bonus multiplied by the severance period	Per employment agreements, all PSUs and RSUs vest upon termination date; PSUs vest with the performance multiplier calculated as of the termination date All options immediately vest and expire 90 days following termination date, per the Stock Option Plan	Lump sum cash payment in lieu of benefits and perquisites for the severance period
Death or Disability	None	None	PSUs and RSUs vest upon death or termination due to disability (PSUs vest with the performance multiplier calculated as of the termination date), per the Share Award Incentive Plan Options expire 90 days following termination date, per the Stock Option Plan	None
Retirement	None	None	Most recent PSU and RSU award is pro-rated, per the Share Award Incentive Plan. All remaining PSUs and RSUs continue to vest as scheduled Options expire per the Stock Option Plan	Limited health, dental and life insurance benefits for Canadians meeting eligibility criteria Savings Plan and perquisites cease on retirement date

Estimated Incremental Payments for Termination as of December 31, 2017

Based on the provisions summarized above, the following tables reflect estimated payments that would have been made to the Named Executive Officers, or in the case of death, their estates, had their employment with Enerplus terminated as of December 31, 2017. The information presented in these tables does not necessarily reconcile to the information shown in the Summary Compensation and the Outstanding Option-Based and Share-Based Awards Tables. This is a reflection of different measurement periods for the purposes of salary and LTI calculations.

<u>Termination Without Just Cause or For Good Reason Following a Change of Control</u>

Name	Severance Period	Salary[1]	Annual Incentive Bonus[2]	Option-Based Award Payments[3]	Share-Based Award Payments[4]	Benefits & Perquisites[5]	Total
	(Months)	$	$	$	$	$	$
Ian C. Dundas	30	1,293,750	1,280,813	-	12,628,786	239,082	15,442,431
Jodine J. Jenson Labrie	24	640,024	404,670	-	5,172,697	128,712	6,346,103
Eric G. Le Dain	24	680,109	520,284	-	6,357,126	135,959	7,693,478
Raymond J. Daniels	24	733,442	437,639	-	6,140,757	142,170	7,454,008
Edward L. McLaughlin	13	420,966	244,687	-	3,852,149	81,858	4,599,659

Notes:
1. *Represents the Named Executive Officer's 2017 annual salary multiplied by the severance period.*
2. *Based on the average of annual incentive bonuses received by the Named Executive Officer in respect of 2015 and 2016, had such amount been received for the duration of the severance period and with no amount payable in respect of any partial year as termination was deemed to occur on December 31, 2017. For Mr. McLaughlin, U.S. dollar amounts were converted to Canadian dollars using the exchange rate of US$1.00 = CDN$1.2545 in effect December 31, 2017.*
3. *There were no unvested Options outstanding as of December 31, 2017.*
4. *All unvested PSUs and RSUs as at December 31, 2017 would immediately vest and be paid to the Named Executive Officer. The amounts represent the estimated market value of the outstanding PSUs and RSUs based on relative performance factors estimated as of December 31, 2017, plus the monthly cash dividends or dividend reinvestment that would have been paid by Enerplus on such shares had they been outstanding as Common Shares from the date of grant. The estimated relative performance factors were 2.00x for PSUs that vest on both December 31, 2018 and December 31, 2019.*
5. *The amount payable over the severance period in lieu of perquisites including car allowance, parking, health, wellness, dental, life insurance and disability programs, benefits paid under a flexible spending account, club membership dues and the Savings Plan or 401(k) matching contribution made by Enerplus to each of the Named Executive Officers.*

<u>Termination Due to Death, Disability or Retirement</u>

The payments shown below relate exclusively to Option-Based and Share-Based award payments that would be made in accordance with the relevant incentive plan terms and Enerplus' retirement policy. No other payments would be made by Enerplus if termination were due to death, disability, or retirement.

Name	Death or Disability[1]	Retirement[2]
	$	$
Ian C. Dundas	12,628,786	n/a
Jodine J. Jenson Labrie	5,172,697	n/a
Eric G. Le Dain	6,357,126	4,852,108
Raymond J. Daniels	6,140,757	4,923,195
Edward L. McLaughlin	3,852,149	3,005,841

Notes:
1. *Represents the estimated incremental payment for Share-Based awards that would have been made to a Named Executive Officer by reason of death or termination due to disability on December 31, 2017. No incremental payments would be made for Options, as all Options were vested as of December 31, 2017.*

2. *Messrs. Daniels, Le Dain, and McLaughlin were eligible to retire as of December 31, 2017. Represents the aggregate value of the Share-Based awards that each such executive would have received upon an effective retirement date of December 31, 2017. No other Named Executive Officers were eligible to retire as at December 31, 2017 based upon the retirement criteria of a minimum of age 55 plus a minimum of five years of service with Enerplus for a combined total minimum of 65 years. Upon retirement, share awards previously granted will continue to vest in accordance with their original terms except shares awarded in the most recent grant are pro-rated.*

Schedule A: **Mandate of the Board of Directors**
Schedule B: **Annual Responsibilities of the Compensation & Human Resources Committee**
Schedule C: **Securities Authorized For Issuance Under Equity Compensation Plans**
Schedule D: **Summary of Share Award Incentive Plan**
Schedule E: **Summary of Stock Option Plan (Closed)**
Schedule F: **Definitions**
Schedule G: **Change of Auditor Reports Package**

Schedule A: Mandate of the Board of Directors

The primary responsibility of the Board of Directors is to steward the management of Enerplus to ensure its long term success and to maximize Shareholder value. Any responsibility which has not been delegated to management remains with the Board of Directors of Enerplus ("Board").

Composition

The Board shall be composed of a minimum of one director and a maximum of fifteen directors. Except as set out in the by-laws of Enerplus, Board members will be elected at the annual meeting of the Shareholders and will serve until their successors are duly appointed. A majority of the directors will be independent. All members of the Board shall have the skills and abilities required to carry out their duties and responsibilities in the most effective manner. The Board shall endeavor to always have the right mix of experience and competencies to discharge its responsibilities.

Meetings

The Board shall meet at least six times yearly, and as deemed necessary in order to carry out its duties effectively. The Board shall also retain independent advice, if necessary.

Duties and Responsibilities

The Board is charged with the overall stewardship of Enerplus and manages or supervises the business of Enerplus and its management. The Board's responsibilities include:

1. **Management Selection, Retention and Succession**

   ▪ Select, appoint and, if necessary, terminate the CEO

   ▪ Approve the appointment of the Chairman of the Board as recommended by the Corporate Governance & Nominating Committee

   ▪ Approve the list of directors standing for election, as recommended by the Corporate Governance & Nominating Committee

   ▪ Review its charter annually and recommend changes to the Board when necessary

   ▪ Annually appoint directors to the following committees and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board

      – The Audit & Risk Management Committee
      – The Compensation & Human Resources Committee
      – The Corporate Governance & Nominating Committee
      – The Reserves Committee
      – The Safety & Social Responsibility Committee

   ▪ At the Board's discretion, appoint any other Board committees that the Board decides are needed and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board

   ▪ Approve compensation programs for senior management, as recommended by the Compensation & Human Resources Committee

   ▪ Assess the CEO against corporate objectives approved by the Board

   ▪ Assess, annually, the effectiveness and the performance of the Board, its committees and directors in fulfilling their responsibilities

   ▪ Approve directors' compensation, as recommended by the Corporate Governance & Nominating Committee

▪ Hold an in-camera session of the independent members of the Board

2.   Strategy

▪ Review and approve the corporate objectives developed by the CEO

▪ Review, adopt and monitor Enerplus' strategic planning process

▪ Monitor Enerplus' performance in light of the approved strategic planning process

▪ Adopt, annually, a strategic planning process to maximize Shareholder value

3.   Corporate Ethics and Integrity

▪ Review and monitor Enerplus' Code of Business Conduct and disclose any waivers of the Code for officers and directors

▪ Review and respond to potential conflict of interest situations

▪ Ensure policies and processes are in place for the identification of principal business risks and review and approve risk management strategies

▪ Approve corporate policies and other corporate protocols and controls

▪ Approve Enerplus' policy on public disclosure

▪ Review, annually, its mandate and amend as deemed necessary

4.   Financial Responsibilities

▪ Approve the annual audited financial statements of Enerplus as recommended by the Audit & Risk Management Committee

▪ Approve the quarterly interim financial statements of Enerplus as recommended by the Audit & Risk Management Committee

▪ Recommend to the Shareholders the appointment of Enerplus' external auditors, as recommended by the Audit & Risk Management Committee

▪ Review and approve Enerplus' operating budget

▪ Review, as deemed necessary, approval authorities of the CEO and senior management

▪ Approve financial commitments in excess of delegated approval authorities

▪ Review and approve any material acquisitions, divestments and corporate reorganizations

▪ Assess and approve any material securities offerings, financing or banking arrangements

Schedule B: Annual Responsibilities of the Compensation & Human Resources Committee

On an annual basis, the Compensation & Human Resources Committee is responsible for the following activities related to executive and employee compensation, succession planning and talent management.

	Jan	Feb	Aug	Nov
Non-Executive Compensation				
▪ Approve annual staff salary increase budget		✓		
▪ Review high level benchmark data analysis				✓
Executive Compensation				
▪ Review compensation peer group(s) and benchmark data			✓	✓
▪ Recommend to the Board the CEO's salary treatment, bonus and annual long term incentive award	✓	✓		
▪ Review and recommend to the Board proposed SVP and VP salary changes, bonuses and annual long term incentive awards	✓	✓		
Annual Bonus Administration				
▪ Confirm annual corporate objectives, performance metrics, and performance management process for the new year	✓			
▪ Review forecast of the corporate performance score	✓		✓	✓
▪ Review for Board approval the annual corporate performance score and resulting aggregate bonus pool		✓		
Human Resources Policies & Practices				
▪ Oversee assessment of risk relating to compensation philosophy, policies and practices		✓		
▪ Review Human Resources strategies and policies, including diversity	✓	✓	✓	✓
▪ Review succession and development plans for all executives	✓	✓	✓	✓
Information Circular				
▪ Review outreach, institutional advisor reports and any other governance trends	✓	✓	✓	✓
▪ Review draft Compensation Discussion & Analysis section of the circular		✓		

The Committee's charter is available on Enerplus' website at www.enerplus.com.

Schedule C: Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2017, the number of Common Shares which were authorized for issuance with respect to the Stock Option Plan and the Share Award Incentive Plan, being the only compensation plans of Enerplus then in effect in which securities may be issued from treasury. Descriptions of these plans are set out under Schedule D and Schedule E of this "*Additional Information*" section.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights[1] (a)	Weighted-average exercise price of outstanding Options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[2] (c)
Equity compensation plans approved by Shareholders	9,450,152	18.25	5,236,273
Equity compensation plans not approved by Shareholders	n/a	n/a	n/a
Total	9,450,152	18.25	5,236,273

Note:

1. Includes Options, PSUs and RSUs outstanding under the Stock Option Plan and the Share Award Incentive Plan.

2. As the Stock Option Plan is closed, no Common Shares are considered available for future issuance beyond those for outstanding Options.

Schedule D: Summary of Share Award Incentive Plan

Background

The Share Award Incentive Plan ("Plan") was approved by Shareholders and implemented in February 2014 to replace Enerplus' previous LTI plans, including the Stock Option Plan. Since the adoption of the Plan, Enerplus has not made and does not intend to make any further grants of awards under the previous LTI plans.

The Plan governs the annual granting of Share Awards in the form of either or both RSUs and PSUs to executives and employees for greater alignment of interests between Enerplus and Shareholders.

Vesting and Expiry

RSU

Each RSU awarded entitles the holder to one Common Share at the time of vesting. RSUs vest in three tranches: one third on each of the first, second and third anniversary dates of the date of grant.

PSU

Each PSU awarded entitles the holder to one Common Share at the time of vesting. PSU awards vest in their entirety at the end of a three year performance period.

Dividends

Share Awards accrue dividends starting from the date of grant that are notionally reinvested on a compounding basis using the five-day volume weighted average price preceding the dividend payment date.

Payout

Common Shares payable to a holder upon vesting of a Share Award may be issued from Enerplus' treasury. On or prior to the payout date, if determined by Enerplus, in its sole discretion prior to the relevant payment date, these Common Shares will automatically be sold on the TSX by a broker, dealer or plan administrator on behalf of the holder without any discretion exercised or instructions provided by the holder. Each holder will then be paid a cash amount, based on the average sale price received from all Common Shares sold on behalf of the Plan participants in respect of that payout date. However, Enerplus may elect to instead pay to the holder an amount in cash equal to the aggregate fair market value of the Common Shares to which the holder is entitled under his or her Share Awards in lieu of issuing treasury Common Shares. In this case, the fair market value payable to the holder is based on the five day volume weighted average trading price of the Common Shares on the TSX for the period ending one business day prior to the payout date.

RSU

The value of payment is calculated based on the number of vesting RSUs, including those obtained through the notional reinvestment of dividends, multiplied by the share prices.

PSU

The value of payment is calculated based on the number of vesting PSUs, including those obtained through the notional reinvestment of dividends, multiplied by the share price multiplied by the payout multiplier ("Multiplier").

The Multiplier ranges from 0.0x to 2.0x and is determined based on Enerplus' relative TSR over the performance period as compared to a group of industry peers ("Performance Group"). If the percentile rank is less than 25, the Multiplier is zero, and if the percentile rank is equal to or greater than 75, the

Multiplier is two. Where the percentile rank is between those numbers, the Multiplier will be determined by linear interpolation between the two nearest values.

The Performance Group is specified by the Board at the beginning of each performance period.

For Share Awards granted in 2014, the TSR for a given performance period was calculated using cumulative dividends on a reinvested basis and the change in the trading price of the Common Shares on the TSX over such period. The share price used at the beginning of the performance period to determine the TSR of Enerplus and the Performance Group was based on the volume weighted average trading prices for the first 20 trading days and last 20 trading days of such performance period.

In February 2015, Enerplus amended the Plan to ensure consistent year-over-year pricing of PSUs to be granted under the Plan and better align the terms of the Plan with industry practice. The amendment provides that the share price used at the beginning of the performance period to determine the TSR of Enerplus and the Performance Group would be based on the final 20 trading days prior to the commencement of the performance period rather than the first 20 trading days of the performance period itself. As such, the starting share price for a new PSU award will align with the ending share price of the vesting PSU. The administrative nature of this amendment did not require Shareholder approval under the terms of the Plan or applicable regulatory requirements.

Pool (Shareholder Approved Treasury Reserve)
The Plan provides that the number of Common Shares reserved for issuance from Enerplus' treasury pursuant to the Plan shall not exceed 3.8% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time. Additionally, the Plan provides that the number of Common Shares reserved for issuance from treasury under the Plan plus the number of Common Shares reserved for issuance pursuant to grants under any other Security-Based Compensation Arrangement shall not exceed 10% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time. A "Security-Based Compensation Arrangement" generally means any plan under which Common Shares can be issued from Enerplus' treasury. Other than the Plan, this currently only includes the Stock Option Plan. As of March 12, 2018, there are only 2.0% of the outstanding Common Shares reserved for issuance under the Stock Option Plan.

As the number of Common Shares that may be issued upon the vesting of RSUs (due to accumulated notional dividends from the date of grant) and PSUs (due to accumulated notional dividends and the application of the Multiplier) may be higher than the number of RSUs or PSUs, as applicable, granted and outstanding, it is possible that the number of Common Shares issuable upon vesting of RSUs and PSUs at a particular time, plus the number of RSUs and PSUs that remain issued and outstanding at such time, could exceed 3.8% of the number of then outstanding Common Shares. Until such RSUs or PSUs vest, there is significant uncertainty as to the number of Common Shares ultimately issuable upon the vesting of such RSUs or PSUs. However, once such Common Shares are issued upon vesting, the number of available Common Shares available for subsequent issuance under the Share Award Incentive Plan will still only be the 3.8% limit described above.

The 3.8% limit is an evergreen provision whereby, following the expiration, cancellation or other termination of any Share Awards under the Share Award Incentive Plan (including upon the vesting and payout of Share Awards), a number of Common Shares reserved for issuance under the Share Awards which have expired, been cancelled or terminated will automatically become available for issuance in respect of new Share Awards that may subsequently be granted under the Plan, up to the 3.8% maximum limit. As the Plan does not have a fixed maximum number of Common Shares reserved for issuance under the Plan, the TSX requires that the approval of all unallocated Share Awards under the Plan be sought by Enerplus every three years from a majority of the Shareholders.

The aggregate number of Share Awards granted to any individual under the Plan shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis), and the number of Common Shares issuable to insiders of Enerplus as a whole under the Plan, either within any one-year period or at any time, shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis), in each case less the number of Common Shares reserved for issuance to such persons under any other Security-Based Compensation Arrangement of Enerplus.

As of December 31, 2017 an aggregate of 3,964,627 Share Awards (1,919,091 PSUs and 2,045,537 RSUs) were issued and outstanding, representing 1.6% of the issued and outstanding Common Shares, which entitle the holders to receive an aggregate number of Common Shares (assuming a Multiplier of 1.0X applicable to outstanding PSUs). See *"Payout"* above for the description of Multipliers.

As of December 31, 2017, an aggregate of 5,236,272 Share Awards were available for issuance under the Share Award Incentive Plan, representing 2.2% of the issued and outstanding Common Shares.

The aggregate potential dilution of all issued and outstanding Share Awards authorized for issuance under the Share Award Incentive Plan is 3.8% of the total issued and outstanding Common Shares from time-to-time. The burn rate ("Burn Rate") shows how rapidly a company is using its shares reserved for equity compensation plans. The Burn Rate is calculated by dividing the number of Share Awards granted, net of cancellations, in a given year by the weighted average issued and outstanding Common Shares in the same year. The following table summarizes the Company's three-year annual and average Burn Rate in respect of the Share Award Incentive Plan.

Year	Share Awards Granted[1] (#)	Issued and Outstanding Common Shares at December 31 (#)	Burn Rate
2017	1,367,173	242,128,944	0.6%
2016	3,096,910	240,482,928	1.3%
2015	1,890,799	206,539,459	0.9%
		Average Three-Year Burn Rate:	0.9%

Note:
1. *Share Awards granted, net of cancellations, in the year noted. Cancellations represent employees leaving the Company.*

Termination Provisions

The table below summarizes the treatment of outstanding Share Awards under the terms of the Share Award Incentive Plan upon the termination of a holder's employment with Enerplus, unless otherwise determined by the Board or otherwise provided in a holder's grant agreement or executive agreement.

Termination Type	
Change of Control and Termination either (i) by Enerplus without just cause, or (ii) by the Holder for Good Reason	All outstanding Share Awards shall vest (and the end of the performance period applicable to outstanding PSU awards shall be deemed to have occurred on the effective date of the termination) and payment shall be made in cash within 31 days of the termination date, with the amount of the cash payment calculated on the basis of Enerplus' share performance up to the termination date and based on the fair market value of the Common Shares at such time.
Death	All outstanding Share Awards fully accelerate and vest, with the amount of the cash payment calculated on the basis of Enerplus' share performance up to the date of the holder's death and based on the fair market value of the Common Shares at such time.
Retirement or Disability	All Share Awards previously granted to the holder will continue to vest and be paid out in accordance with their original terms, except, in the case of retirement, the number of unvested and unpaid Share Awards that comprise the most recent grant of such awards will be reduced on a pro rata basis for the proportion of the entire three year vesting period completed prior to the date of retirement.
All Other Termination (including (i) Resignation, (ii) by Enerplus For Just Cause, and (iii) by Enerplus Without Just Cause)	Unless otherwise specified in an Executive Employment Agreement, Share Awards are forfeited and cancelled on the termination date. *(Note that pursuant to Enerplus' executive employment agreements, if an executive officer's employment with Enerplus is terminated without just cause, the vesting and payment of Share Awards will be accelerated, in whole or in part depending on the executive officer, pursuant to the terms of his or her executive employment agreement.)*

Adjustments and Accelerated Vesting

If Enerplus completes any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets, or is the subject of a take-over bid, or participates in any similar transaction (any of the foregoing referred to as a "Transaction"), and as a result of such Transaction the Shareholders receive securities of another issuer (the "Continuing Entity") in full substitution or replacement for the Common Shares ("Replacement Securities"), the outstanding Share Awards will be adjusted, remain outstanding and continue in effect following the effective date of such Transaction, with appropriate adjustments made as required, including without limitation to (i) the number of Replacement Securities underlying the Share Awards held by each grantee, (ii) the dividends paid on the Common Shares (as replaced by the Replacement Securities) during the applicable performance period, and (iii) the 20-day volume weighted average trading price of the Common Shares determined for the beginning of the applicable performance period, in each case to appropriately account for and provide economic equivalence based on the exchange ratio of Replacement Securities issued for Common Shares pursuant to the Transaction.

However, if: (i) the Continuing Entity does not substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the Common Shares with Replacement Securities on the above-described terms; (ii) the Board determines, acting reasonably, that such substitution or replacement is not practicable or impairs or does not substantially preserve the rights of the holders of Share Awards; (iii) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Share Awards; or (iv) the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange, then in each case the outstanding Share Awards shall become fully vested and paid out on the basis of Enerplus' share performance up to the date of the Transaction and based on the fair market value of the Common Shares at such time.

The Plan also contains customary anti-dilution provisions that provide for appropriate adjustments to the Share Awards in the event of a subdivision, consolidation, reclassification, recapitalization or similar transaction affecting the Common Shares that does not constitute a Transaction.

Other Terms

- The Plan provides that the Board may, in its sole discretion, amend or modify the terms and conditions regarding any grant of Share Awards including, without limitation, to accelerate any vesting or payment date of a Share Award or to adjust the Multiplier or the number of Common Shares deliverable pursuant to PSU awards under the Plan; provided that no such amendment or modification may, without the consent of the affected holder, reduce or adversely affect the amount of a Share Award otherwise payable pursuant to the terms of the Plan

- The Board may, at any time, with the approval of Shareholders, suspend, discontinue or amend the Plan or a Share Award. However, the Board may not amend the Plan or a Share Award without the approval of the holders of a majority of Common Shares who vote at a Shareholder meeting to:

    (a)   increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, reserved for issuance pursuant to the Plan
    (b)   expand the categories of individuals who are eligible to participate in the Plan
    (c)   extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the Plan
    (d)   remove or increase the limits on the number of Common Shares issuable to any individual holder or to insiders as described under "*Pool (Shareholder Approved Treasury Reserve)*", above
    (e)   permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes
    (f)   amend the amendment provisions of the Plan

    unless the change to the Plan or a Share Award results from the application of the adjustment or anti-dilution provisions of the Plan.

    Additionally, no suspension, discontinuance or amendment may be made by the Board in respect of previously issued Share Awards that would adversely alter or impair those awards without the consent of the affected holder. Any amendments to the Plan are also subject to the requirements of the TSX or other applicable regulatory bodies

- A Share Award is personal to the holder and is non-transferable and non-assignable, other than as required for estate settlement purposes in the event of the holder's death

- The Plan does not provide for or contemplate the provision of financial assistance to holders, as no financial payment is required to be made by the holder under the operation of the Plan

- Enerplus is not required to issue or deliver any Common Shares to any holder or make any payment in violation of any applicable law, regulation or rule of any governmental authority, securities regulatory authority or stock exchange

Schedule E: Summary of Stock Option Plan (Closed)

Background

The Stock Option Plan was approved by the holders of the trust units of Enerplus' predecessor on December 9, 2010, to allow all employees to be eligible to receive Options.

Directors of Enerplus were not eligible to participate in the Stock Option Plan. Since the implementation of the Share Award Incentive Plan in February 2014, Enerplus has not issued any Options.

Vesting and Expiry

Options vest in 3 tranches: one third on each of the first, second and third anniversary dates of the date of grant. All outstanding Options are fully vested.

Unexercised Options expire seven years from the date of grant. If the expiry date of an Option occurs during or within 10 business days of a blackout period (as such term is defined in the Stock Option Plan), then the expiry date is extended to the tenth business day after the expiry date of the blackout period.

Dividends

Options are not eligible to accrue dividends.

Payout

When an Option has vested, the Option holder can exercise the Option by purchasing Common Shares at the exercise price. The Option holder can either hold the Common Shares or can surrender the Common Shares in exchange for a cash payment equal to the difference between the current market price and the exercise price under the Option multiplied by the Common Shares underlying the Option exercised.

The exercise price of an Option must be no less than the closing price of the Common Shares on the TSX on the last business day prior to the date on which the Option is granted.

Pool

The Stock Option Plan provides that, at all times, 10% of the issued and outstanding Common Shares (on a non-diluted basis), less the number of Common Shares that are reserved for issuance pursuant to other Security-Based Compensation Arrangements where Common Shares may be issued from treasury, will be reserved and available for issuance upon the exercise of Options. This 10% maximum is an evergreen provision whereby a number of Common Shares equivalent to the number of Options that have been exercised, terminated, cancelled or expired are re-reserved for issuance under the Stock Option Plan and available for future issuances. As Options are exercised, terminated, cancelled or expire, the Common Shares underlying such Options will instead become available for issuance under the Share Award Incentive Plan, subject to the limit of 5% of the issued and outstanding Common Shares reserved for issuance under that plan.

The last Option grant was in 2013. As of December 31, 2017, there were a total of 5,485,525 Options outstanding representing approximately 2.3% of the issued and outstanding Common Shares, with exercise prices ranging from $12.88 to $30.64 with a weighted average exercise price of $18.25 and expiration dates ranging from March 10, 2018 to March 5, 2020. As of March 12, 2018, 4,784,421 Options (2.0% of the issued and outstanding Common Shares) were outstanding. All outstanding Options are vested and no Options remain available for grant under the Stock Option Plan.

Enerplus has not granted any Options since the adoption of the Share Award Incentive Plan in February 2014. As a result, the Burn Rate associated with the Stock Option Plan was nil in each of 2017, 2016, and 2015.

Termination Provisions

The table below summarizes the treatment of outstanding Options under the Stock Option Plan upon the termination of an Option holder's employment with Enerplus, unless otherwise determined by the Board or otherwise provided in a holder's executive employment agreement.

Termination Type	
For Just Cause (by Enerplus), Resignation of Holder, or Retirement	Options expire and are cancelled on the termination date.
All Other Termination of Employment (Without Just Cause, Death, Disability)	Options expire and are cancelled 90 days from the termination date.

Adjustments and Accelerated Vesting

If Enerplus completes any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets, or is the subject of a take-over bid, or participates in any similar transaction (any of the foregoing referred to as a "Transaction"), and as a result of such Transaction the Shareholders receive securities of another issuer (the "Continuing Entity") in full substitution or replacement for the Common Shares ("Replacement Securities"), the outstanding Options will be adjusted, remain outstanding and continue in effect following the effective date of such Transaction, with appropriate adjustments made as required (including to the number of Options and exercise price) so that the holder would, upon future exercise of the Options, receive such number of Replacement Securities as he or she would have received as a result of such Transaction if the holder had exercised his or her Options to purchase Common Shares immediately prior to the completion of the Transaction.

However, if: (i) the Continuing Entity does not substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the Common Shares with Replacement Securities on the above-described terms; (ii) the Board determines, acting reasonably, that such substitution or replacement is not practicable; (iii) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Options; or (iv) the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange, then in each case the outstanding Options shall become fully vested and may be exercised by the holder prior to, but conditional upon the consummation of, the Transaction. Any Options that have not been exercised shall be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Transaction.

The Stock Option Plan also contains customary anti-dilution provisions that provide for appropriate adjustments to the Options in the event of a subdivision, consolidation, reclassification, recapitalization or similar transaction affecting Common Shares that does not constitute a Transaction.

Other Terms

- The Stock Option Plan states that the Board may, at any time without the approval of the Shareholders and the holders of any other voting securities of Enerplus, suspend, discontinue or amend the Stock Option Plan or any Option

- The Board may not, without the approval of a majority of the Shareholders and the holders of other voting securities of Enerplus, amend the Stock Option Plan or an Option to:

    (a)   increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the Stock Option Plan

    (b)   make any amendment that would reduce the exercise price of an outstanding Option (including a cancellation and re-issue of an Option that constitutes a reduction of the exercise price)

    (c)   extend the expiry date of any Option granted under the Stock Option Plan beyond the expiry date of the Option determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above

    (d)   expand the categories of individuals who are eligible to participate in the Stock Option Plan

    (e)   permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity, or for estate planning or estate settlement purposes

    (f)   amend the amendment provisions of the Stock Option Plan, unless the change to the Stock Option Plan or an Option results from the application of provisions in the Stock Option Plan relating to mergers, business combinations, take-over bids or similar transactions or to the anti-dilution provisions

- The Stock Option Plan (and any proposed future amendments to the Stock Option Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Stock Option Plan or applicable stock exchanges from time to time. As a result of implementing an automatic re-loading 10% maximum number of Common Shares reserved for issuance under the Stock Option Plan, the TSX requires approval from Shareholders every three years. Shareholder approval of unallocated Options was last obtained at the annual meeting held in May 2013. Enerplus did not seek Shareholder approval of the Stock Option Plan for a further three years in 2016. Any amendment to the Stock Option Plan is subject to the prior approval, where required, of applicable stock exchanges, and no amendment to, or suspension or discontinuance of, the Stock Option Plan may be made to the Stock Option Plan or an Option granted under the Stock Option Plan that would adversely alter or impair any previously granted Options, without the prior consent of the holder

- An Option is personal to the holder thereof and is non-transferable and non-assignable

- The Stock Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares

- The maximum number of Common Shares that any one individual may receive upon the exercise of Options under the Stock Option Plan is 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to such individual under any other Securities-Based Compensation Arrangement ("Individual Limit")

▪ The maximum number of Common Shares that insiders of Enerplus may receive upon the exercise of Options under the Stock Option Plan is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to insiders of Enerplus under any other Security-Based Compensation Arrangement ("Aggregate Insider Limit")

▪ In addition, the maximum number of Common Shares that may be issued to any one insider of Enerplus under the Stock Option Plan within a one-year period is the Individual Limit excluding Common Shares issued to the insider under the Stock Option Plan or any other Security-Based Compensation Arrangement during the preceding one-year period, and the maximum number of Common Shares that may be issued to insiders of Enerplus under the Stock Option Plan within a one-year period is the Aggregate Insider Limit excluding Common Shares issued to insiders of Enerplus under the Stock Option Plan or any other Security-Based Compensation Arrangement during the preceding one-year period

Schedule F: Definitions

"**AA**" means annual average

"**ARO**" means asset retirement obligation

"**Beneficial Shareholders**" means Shareholders who do not hold their Common Shares in their own name but through brokers or other intermediaries

"**Board**" means the board of directors of Enerplus

"**BOE**" means barrels of oil equivalent, with six thousand cubic feet ("6 Mcf") of natural gas converted to one barrel of oil equivalent and one barrel of natural gas liquids equivalent to one barrel of oil equivalent

"**BOE/D**" means barrels of oil equivalent per day

"**Capital Efficiency**" means the ratio of capital expenditures to production additions

"**CEO**" means the President & Chief Executive Officer of Enerplus

"**CFO**" means the Senior Vice President & Chief Financial Officer of Enerplus

"**Chair**" means the chair of a Committee of the Board

"**Chairman**" means the Chairman of the Board

"**Change of Control**" occurs upon:

   (a)   the acquisition by a person of beneficial ownership of such number of voting securities of Enerplus which would entitle such person to cast 35% or more of the votes attaching to all voting securities of Enerplus which may be cast to elect directors of Enerplus;

   (b)   the amalgamation, arrangement, merger, reorganization, other business combination or any other transaction involving Enerplus, unless persons who were Shareholders of Enerplus immediately prior to the implementation of such transaction own at least 65% of the shares of, or other securities that may be voted for the election of directors of, Enerplus or any resulting entity outstanding immediately after such transaction;

   (c)   the sale, lease, transfer or disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of Enerplus and its subsidiaries, taken as a whole;

   (d)   the liquidation of Enerplus or substantially all of its assets or the winding-up or dissolution of Enerplus;

   (e)   a change in the composition of the Board as a result of a contested election of directors, a meeting of the Shareholders of Enerplus with an item of business relating to the election of directors or other transaction, with the result that the persons who were directors of Enerplus prior to such contested election, meeting or transaction do not constitute a majority of the directors elected in such election, at such meeting or pursuant to such transaction; or

   (f)   a determination by a majority of the Board, acting reasonably and in good faith, that a Change of Control has occurred or is about to occur

"**Code**" means the Code of Business Conduct of Enerplus

"**Common Shares**" or "**Shares**" means common shares in the capital of Enerplus

"**Computershare**" means Computershare Trust Company of Canada, the registrar and transfer agent of Common Shares

"**Deferred Share Unit Plan**" means a director compensation plan that allows a director to defer annual compensation using DSUs

"**Deloitte**" means Deloitte LLP, Independent Registered Public Accounting Firm

"**Director Share Plan**" means the compensation plan under which the Company grants directors Share-Based annual compensation

"**DSUs**" means deferred share units granted pursuant to the Deferred Share Unit Plan

"**Enerplus**" or the "**Company**" means Enerplus Corporation and, where the context permits, includes its subsidiaries

"**F&D costs**" means finding and development costs

"**FD&A costs**" means finding, development and acquisition costs

"**Form of Proxy**" means a form of proxy or voting instruction form, as applicable, accompanying this Information Circular

"**Hugessen**" means Hugessen Consulting Inc.

"**LTI**" means long term incentive

"**KPMG**" means KPMG LLP, Independent Registered Public Accounting Firm

"**MBBL/D**" means thousands of barrels of oil per day

"**MBOE**" means thousands of barrels of oil equivalent. A BOE conversion ratio of 6 Mcf: 1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value

"**MBOE/D**" means thousands of barrels of oil equivalent per day

"**Mcf**" means one thousand cubic feet

"**Meeting**" means the Annual Meeting of Shareholders to be held on May 3, 2018

"**Mercer**" means Mercer LLC

"**NEO**" means Named Executive Officer

"**Notice of Meeting**" means the Notice of Annual Meeting of Shareholders accompanying this Information Circular

"**NYSE**" means the New York Stock Exchange

"**Opex**" means operations expenditures

"**Options**" means options to acquire Common Shares under the Stock Option Plan

"**PSUs**" means performance share units granted pursuant to the Share Award Incentive Plan

"**Proxy Deadline**" means at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Meeting or any adjournment(s) thereof

"**Record Date**" means March 16, 2018

"**Registered Shareholders**" means Shareholders who hold Common Shares in their own name

"**RSUs**" means restricted share units granted pursuant to the Share Award Incentive Plan

"**S&P/TSX E&P Index**" means the S&P/TSX Oil and Gas Exploration and Production Index

"**Sarbanes–Oxley Act**" means the U.S. *Sarbanes–Oxley Act of 2002*

"**Savings Plan**" means Enerplus' employee savings plan

"**Security-Based Compensation Arrangement**" generally means any other plan under which Common Shares can be issued from Enerplus' treasury

"**Share Award Incentive Plan**" means Enerplus' Share Award Incentive Plan dated effective February 20, 2014, as amended February 19, 2015 and February 22, 2017

"**Share Awards**" means the RSU awards and the PSU awards

"**Shareholders**" means holders of Common Shares

"**Stock Option Plan**" means Enerplus' Stock Option Plan dated effective January 1, 2011, as amended May 10, 2013

Termination **"For Good Reason"** generally means the occurrence of any one or more events that would constitute constructive dismissal at common law, and in the case of Enerplus executives with an executive employment agreement, includes the following events, whether or not any one of such events would, in and of itself, constitute constructive dismissal at common law:

(a) the aggregate remuneration of the executive is materially reduced or not paid when due

(b) Enerplus requires the executive, without the executive's agreement, to be based anywhere other than Enerplus' principal offices on a non-temporary basis

(c) the executive is subject to a material reduction in the executive's overall responsibility

(d) Enerplus fails to continue in effect any aspect of the executive's remuneration without providing the executive with a substantially similar level of compensation and benefits (or, where applicable, a reasonable and realistic opportunity to achieve a substantially similar level of performance-based compensation or benefits)

(e) any failure by any successor of Enerplus to assume and agree to be bound by the provisions of the executive employment agreements

"**TSX**" means the Toronto Stock Exchange

"**TSR**" means total shareholder return as described under the various plans

"**U.S. GAAP**" means U.S. generally accepted accounting principles

Schedule G: Change of Auditor Reports Package

NOTICE OF CHANGE OF AUDITOR
Pursuant to NI 51-102 (Section 4.11)

TO: Deloitte LLP, Chartered Professional Accountants

AND TO: KPMG LLP, Chartered Professional Accountants

AND TO: Alberta Securities Commission
                    British Columbia Securities Commission
                    Financial and Consumer Affairs Authority of Saskatchewan
                    The Manitoba Securities Commission
                    Ontario Securities Commission
                    Autorité des marchés financiers
                    Financial and Consumer Services Commission, New Brunswick
                    Nova Scotia Securities Commission
                    Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services
                            Division, Office of the Attorney General, Prince Edward Island Securities Office
                    Office of the Superintendent of Securities Service Newfoundland and Labrador

Notice is hereby given, pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Requirements ("**NI 51-102**"), of a change of auditor of Enerplus Corporation (the "**Company**") from Deloitte LLP (the "**Former Auditor**") to KPMG LLP (the "**Successor Auditor**") effective as of May 29, 2017.

The Former Auditor has resigned as auditor of the Company at the request of the Company. On May 29, 2017, the Board of Directors of the Company, upon recommendation of the Audit Committee of the Board of Directors of the Company, approved the appointment of the Successor Auditor to fill the vacancy created by the resignation of the Former Auditor and to hold such position until the next annual meeting of shareholders of the Company.

There were no modifications of opinion by the Former Auditor in the Former Auditor's reports on the Company's financial statements for the two most recently completed fiscal years ended December 31, 2016 and 2015.

There have been no reportable events, including disagreements, consultations or unresolved issues, as defined in Section 4.11 of NI 51-102, in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED this 31st day of May, 2017.

Enerplus Corporation

(signed) *"Ian C. Dundas"*   (signed) *"Jodine J. Jenson Labrie"*
_____   _____
Ian C. Dundas   Jodine J. Jenson Labrie
President and Chief Executive Officer   Senior Vice President and Chief Financial Officer



Deloitte LLP
700, 850 2 Street SW
Calgary, AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5379
www.deloitte.ca

May 31, 2017

To: Alberta Securities Commission
    British Columbia Securities Commission
    Financial and Consumer Affairs Authority of Saskatchewan
    The Manitoba Securities Commission
    Ontario Securities Commission
    Autorité des marchés financiers (Québec)
    Financial and Consumer Services Commission (New Brunswick)
    Nova Scotia Securities Commission
    Office of the Superintendent of Securities, Service Newfoundland & Labrador
    Office of the Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

As required by National Instrument 51-102, we have reviewed the information contained in the notice of change of auditor (the "Notice") for Enerplus Corporation dated May 31, 2017 and, based upon our knowledge of such information at this time, we agree with the information contained in the Notice.

Yours very truly,

(signed) "Deloitte LLP"

Chartered Professional Accountants



KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services
         Division, Office of the Attorney General, Prince Edward Island Securities Office
Office of the Superintendent of Securities Service Newfoundland and Labrador

May 31, 2017

Dear Sir/Madam

Re: Notice of Change of Auditors of Enerplus Corporation

We have read the Notice of Enerplus Corporation dated May 31, 2017 and are in
agreement with the statements contained in such Notice.

Yours very truly,

KPMG LLP

Chartered Professional Accountants
Calgary, Canada

Enerplus Corporation
The Dome Tower
3000, 333 - 7th Avenue S.W.
Calgary, Alberta, Canada
T2P 2Z1

Telephone: (403) 298-2200
Toll Free Telephone: 1-800-319-6462
Fax: (403) 298-2211
www.enerplus.com